Exhibit 2.1

STOCK PURCHASE AGREEMENT

by and among

NORANDA FINANCE INC.,

as Seller,

MUSIC CITY ACQUISITION CORPORATION,

as Buyer and

XSTRATA (SCHWEIZ) A.G.

(solely with respect to Articles VIII, IX and XI)

Dated as of April 10, 2007

TABLE OF CONTENTS

		Page

ARTICLE I

DEFINED TERMS

Section 1.1	Definitions	1
Section 1.2	Other Defined Terms	13

ARTICLE II

THE ACQUISITION

Section 2.1	Newco Share Purchase	15
Section 2.2	Purchase Price	15

ARTICLE III

REPRESENTATIONS AND WARRANTIES

Section 3.1	Representations and Warranties of Seller	16
Section 3.2	Representations and Warranties of Buyer	30

ARTICLE IV

PRE-CLOSING COVENANTS

Section 4.1	Conduct of Business	33
Section 4.2	Access and Information	35
Section 4.3	Notification of Certain Matters; Supplemental Disclosure Letters	36
Section 4.4	Restructuring	37
Section 4.5	Resignations	37
Section 4.6	Termination of Affiliate Relations	37
Section 4.7	Cash Management	37
Section 4.8	Delivery of 2006 Audited Financials	38

ARTICLE V

ADDITIONAL COVENANTS

Section 5.1	WARN Act	38
Section 5.2	No Other Representations or Warranties	38
Section 5.3	Books and Records	39
Section 5.4	Further Action; Reasonable Best Efforts	39

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Exhibits:

Exhibit A	List of Expected Functional Areas of Transition Services
Exhibit B	Debt Financing Commitment Letter
Exhibit C	Equity Commitment Letter
Exhibit D	Estoppel
Exhibit E	Certain Claims

Seller Disclosure Schedule:

Schedule 1.1(a)(i)	Persons with Actual Knowledge
Schedule 1.1(a)(ii)	Persons with Actual Knowledge after Reasonable Inquiry
Schedule 1.1(b)	Accounting Policies
Schedule 3.1(a)(v)	Delivery of Organizational Documents
Schedule 3.1(b)(iii)	Capitalization of Subsidiaries of the Company
Schedule 3.1(d)	Required Consents
Schedule 3.1(f)	Applicable Laws
Schedule 3.1(g)	Litigation
Schedule 3.1(h)	Insurance
Schedule 3.1(i)(A)	Owned Real Property
Schedule 3.1(i)(B)	Leased Real Property
Schedule 3.1(i)(C)	Condition of Real Property
Schedule 3.1(k)	Environmental Matters
Schedule 3.1(l)	Taxes
Schedule 3.1(m)	Material Contracts
Schedule 3.1(n)(i)	Employee Benefit Plans
Schedule 3.1(n)(iii)	Labor Matters
Schedule 3.1(n)(iv)	Other Employee Benefit Plan Matters
Schedule 3.1(n)(v)	Ability to Amend or Terminate Retiree Health or Life Insurance Coverage
Schedule 3.1(n)(vi)	Acceleration of Payments or Benefits
Schedule 3.1(o)	Intellectual Property
Schedule 3.1(q)	Customers and Suppliers
Schedule 3.1(r)	Intercompany Accounts
Schedule 3.1(t)	Indebtedness
Schedule 4.1	Conduct of Business
Schedule 4.4	Restructuring
Schedule 4.6	Affiliate Relations
Schedule 5.8(b)	Grantor Trust Assets
Schedule 11.10	Potential Disclosure Items

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STOCK PURCHASE AGREEMENT

THIS STOCK PURCHASE AGREEMENT (together with the Schedules hereto, this “Agreement”), dated as of April 10, 2007, is made by and among Noranda Finance Inc., a Delaware corporation (“Seller”), Music City Acquisition Corporation, a Delaware corporation (“Buyer”) and, with respect to Articles VIII, IX and XI, Xstrata (Schweiz) A.G. (“Parent”).

WHEREAS, Seller owns all of the outstanding shares of capital stock (the “Company Shares”) of Noranda Aluminum, Inc., a Delaware corporation (the “Company”);

WHEREAS, prior to the Closing (as defined below), Seller shall effectuate a Restructuring (as defined below) thereby causing, among other things (i) a newly formed Delaware corporation (“Newco”) to own all the outstanding Company Shares and (ii) Seller to own all of the outstanding shares of capital stock of Newco (the “Newco Shares”);

WHEREAS, Seller desires to sell to Buyer, and Buyer desires to purchase from Seller, the Newco Shares on the terms and conditions set forth herein; and

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and upon the terms and subject to the conditions hereinafter set forth, the parties hereto, intending to be legally bound hereby, agree as follows:

ARTICLE I

DEFINED TERMS

Section 1.1 Definitions. The following terms shall have the following meanings in this Agreement:

“Acquisition” means the acquisition of the Newco Shares by Buyer from Seller pursuant to this Agreement.

“Affiliate” means, with respect to any Person, any other Person controlling, controlled by or under common control with such Person. For purposes of this definition, the term “control” (and correlative terms) means the power, whether by Contract, equity ownership or otherwise, to direct the policies or management of a Person.

“Applicable Laws” means all laws, common law, statutes, rules, regulations, ordinances, judgments, orders, decrees, injunctions, and writs and other requirements of any Governmental Authority having jurisdiction over Seller, the Company or any of its Subsidiaries, as may be in effect on the date of this Agreement.

“Assets” means all tangible and intangible assets used or owned by the Company or any of its Subsidiaries in connection with the Business, together with the Remainder Industrial Park.

“Business” means (i) the past (excluding the Divested Entities and any entities, assets or Liabilities not related to the integrated aluminum business) and current integrated aluminum business of the Company and its Subsidiaries as described in the Information Memorandum, including the business of aluminum production and rolled products production of the Company and its Subsidiaries, the business and operations of each of the Facilities and the business reflected in the 2006 Financial Statements and (ii) the Remainder Industrial Park.

“Business Day” means any day other than (a) a Saturday, Sunday or federal holiday or (b) a day on which commercial banks in New York, New York, are authorized or required to be closed.

“Business Policy” means any insurance policy that has as its sole named insured Noranda Aluminum Inc. and/or Gramercy Alumina LLC and/or St. Ann Bauxite Limited and/or St. Ann Jamaica Bauxite Partners Limited and/or their respective Subsidiaries and is written for the sole benefit of the aforementioned entities.

“Buyer Assumed Taxes” means any Taxes, other than any Taxes described in clauses (ii) through (viii) of the definition of Excluded Taxes, imposed on or payable by the Company (without giving effect to the last sentence of Section 4.4) and its Subsidiaries (other than any Divested Entity) (together, the “Aluminum Sub-Group”) with respect to the Post-Signing Portion of a Stub Tax Period as determined under Section 9.8(c); provided, however, that such Taxes shall be determined (i) without regard to any income, gain, loss or deduction recognized by a Divested Entity with respect to such Stub Tax Period; (ii) by allocating any net operating loss carryforward or other Tax attribute carryforward (other than Tax basis) of the Company (without giving effect to the last sentence of Section 4.4) and its Subsidiaries (other than any Divested Entity) generated in a taxable period prior to such Stub Tax Period or in the Pre-Signing Portion of such Stub Tax Period and utilized in such Stub Tax Period entirely to Excluded Taxes; and (iii) in the case of any Taxes reportable on a consolidated, combined or unitary Tax Return, treating the consolidated, combined or unitary group as consisting solely of members of the Aluminum Sub-Group.

“Cash” means cash available immediately for withdrawal without cost from a bank, less overdraft amounts and checks in transit.

“Certificate” means the stock certificate representing the Newco Shares.

“Code” means the United States Internal Revenue Code of 1986, as amended. References to “Regulations” are to the Treasury Regulations promulgated thereunder. References to the Code or the Regulations shall be deemed to include any applicable successor law, regulations or amending pronouncements.

“Company Benefit Plan” shall mean any Employee Benefit Plan maintained or sponsored by the Company or one of its Subsidiaries, or to which the Company or one of its Subsidiaries is party.

“Company Employee” means any individual employed by the Company or any of its Subsidiaries on the Closing Date.

“Confidentiality Agreement” means the Confidentiality Agreement, dated as of December 4, 2006, between Apollo Management VI, L.P. and Xstrata (Schweiz) AG.

“Consents” means all authorizations, consents, orders or approvals of, or registrations, declarations or filings with, or the termination or allowance of the expiration of any waiting periods by, any Governmental Authority or Person, in each case that are necessary in order to consummate the transactions contemplated by this Agreement and the other Transaction Documents.

“Contracts” means all written or oral contracts, agreements, commitments, understandings, purchase orders and sales orders.

“Controlled Group Liability” means any and all liabilities (i) under Title IV of ERISA, (ii) under Section 302 of ERISA, (iii) under Sections 412 and 4971 of the Code, (iv) as a result of a failure to comply with the continuation coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code, and (v) under corresponding or similar provisions of foreign laws or regulations, other than any such liabilities that arise solely out of, or relate solely to, the Company Benefit Plans.

“Debt” means, except for obligations and accounts owed by the Company or any of its Subsidiaries to Seller or any of its Affiliates (all of which obligations and accounts are to be repaid or released prior to Closing), (a) the principal and premium (if any) in respect of all indebtedness of the Company or any of its Subsidiaries for the repayment of borrowed money, whether or not represented by bonds, debentures, notes or similar instruments, all accrued and unpaid interest thereon and any cost associated with prepaying any such debt; (b) the principal and premium (if any) in respect of all other indebtedness of the Company or any of its Subsidiaries evidenced by bonds, debentures, notes or similar instruments, including all accrued and unpaid interest thereon; (c) all obligations of the Company or any of its Subsidiaries as lessee or lessees under leases that constitute capital leases under US GAAP or that are accounted for as capital leases in the Financial Statements; (d) all obligations to pay the deferred and unpaid purchase price of property and equipment which have been delivered; (e) negative balances in bank accounts; (f) amounts in respect of checks in transit; (g) net cash payment obligations under swaps, options, derivatives and other hedging agreements or arrangements that will be payable upon termination thereof (assuming they were terminated on the date of determination); and (h) all Debt of another Person referred to in clauses (a) through (g) above guaranteed directly or indirectly, jointly or severally, in any manner by any of the Company or any of its Subsidiaries.

“Divested Entity” means (a) any Subsidiary of the Company as of the date hereof that is not a Subsidiary of Newco as of the Closing Date; and (b) any Person, or any business, division, or product line, sold, transferred, divested, liquidated, or otherwise disposed of by the Company or its Subsidiaries prior to the Closing Date, including, without limitation, any Persons sold or otherwise transferred in connection with the disposition of American Racing Equipment of Kentucky, Inc. or the Restructuring.

“Employee Benefit Plan” means any “employee benefit plan” within the meaning of Section 3(3) of ERISA (whether or not subject to ERISA) and any other material bonus, deferred compensation, incentive compensation, stock ownership, stock purchase, stock option, phantom stock, vacation, welfare, retirement, retention, severance, disability, death benefit, hospitalization, insurance, or other employee benefit plan, policy, program, agreement, or arrangement providing benefits to (or with) any present or former employee of the Business maintained or sponsored by the Company or any of its Affiliates (or to which any of them is party).

“Environmental Claim” means, with respect to the Business, any claim based on a violation of or liability under Environmental Laws or any Environmental Permit, including (a) any demand for enforcement, cleanup, removal, response, remedial or other actions or damages pursuant to Environmental Laws and (b) any demand seeking damages, contribution, indemnification, cost recovery, compensation or injunctive relief for environmental liabilities resulting from a Release or otherwise arising from an Environmental Condition.

“Environmental Condition” means any condition relating to structures, soil, surface water, groundwater, air or natural resources in violation of or creating liability under Environmental Laws.

“Environmental Laws” means all Applicable Laws pertaining to pollution or the protection of the environment, safety and health, including (a) the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (“CERCLA”); (b) the Solid Waste Disposal Act, as amended; (c) the Clean Air Act, as amended; (d) the Clean Water Act, as amended and (e) the Toxic Substances Control Act, as amended, as each of the foregoing are in effect on the date of this Agreement, and including analogous Applicable Laws of states pertaining to the environment.

“Environmental Permits” means any Permit, notification, exemption or other authorization required under any Environmental Law in order to operate the Business as currently operated.

“Equipment” means all of the machinery, equipment, fixtures, furniture, office equipment, parts, supplies and all other tangible personal property of every kind and description now or hereafter used in connection with the Business.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included the first entity, trade or business, or that is, or was at the relevant time, a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

“Excluded Taxes” means any liability, obligation or commitment, whether or not accrued, assessed or currently due and payable, (i) for any Taxes imposed on or payable by the

Company or any Subsidiary for or with respect to any Pre-Closing Tax Period (other than any Buyer Assumed Taxes); (ii) for any Taxes resulting from any breach of or inaccuracy of any representation or warranty contained in Section 3.1(l)(ii) (disregarding any Materiality Qualifiers), provided, that to the extent a matter is set forth on Section 3.1(l)(ii) of the Seller Disclosure Schedule, it shall not be treated as a breach of any representation or warranty contained in Section 3.1(l)(ii); (iii) for any Taxes of or imposed on the Company or any Subsidiary as a result of Treasury Regulation Section 1.1502-6(a) (or any similar provision of state, local or non-U.S. law) as a result of having been a member of any consolidated, combined, unitary or affiliated group prior to the Closing (other than any such Taxes relating to the income or operations of the Aluminum Sub-Group with respect to the Post-Signing Portion of a Stub Tax Period to the extent not otherwise included in the definition of “Excluded Taxes” by virtue of clauses (ii), (iv), (v), (vi) or (vii)); (iv) for any Taxes resulting, directly or indirectly, from any extraordinary transaction outside the ordinary course of business undertaken by Seller, the Company or any Subsidiary in anticipation of the sale of the Newco Shares pursuant hereto and any action or transaction pursuant to Section 4.4, Section 5.10, or the Asset Transfer contemplated by Section 5.8(b) (together, an “Extraordinary Transaction”) (including any Taxes imposed with respect to (a) items of income or gain required to be taken into account under Treasury Regulation Section 1.1502-13 with respect to any “intercompany transaction” occurring on or prior to the Closing Date as part of an Extraordinary Transaction and (b) any portion of an “excess loss account” in the stock of the Company or any other entity that was a Subsidiary of the Seller on or prior to the Closing Date that is attributable to an Extraordinary Transaction and is required to be taken into account under Treasury Regulation Section 1.1502-19, provided, that Buyer shall use commercially reasonable efforts to avoid triggering any excess loss account the existence of which Seller has notified Buyer of in writing on or prior to the Closing); (v) except to the extent otherwise provided in Section 9.3, all Taxes imposed with respect to the sale of Newco Shares pursuant hereto; (vi) for any obligation or other liability of the Company or any Subsidiary to indemnify any other Person in respect of or relating to Taxes or to pay an amount pursuant to a Tax sharing or Tax allocation agreement (other than any obligation or liability pursuant to any agreement entered into by the Company or a Subsidiary after the Closing); (vii) for any Taxes imposed on Buyer or its Affiliates in respect of any amount required to be included in income pursuant to Section 951(a) of the Code (or any similar provision of state, local or foreign law, or any other provision that imposes Tax on a holder of an interest in an entity by reference to the income of the entity), which amount is attributable to any Subsidiary for a Pre-Closing Tax Period, calculated (a) on the basis of a “closing of the books” as of the close of business on the Closing Date, and (b) by taking into account any applicable amount under Section 78 of the Code and any foreign Tax credit obtained for Income Taxes paid by the Company or any Subsidiary with respect to a Pre-Closing Tax Period; and (viii) any withholding Tax liability imposed under Section 1445 of the Code with respect to the purchase of Newco Shares.

“Facility” shall mean each of (a) the manufacturing facilities in New Madrid, Missouri; Huntingdon, Tennessee; Salisbury, North Carolina; and Newport, Arkansas, (b) the St. Ann mining facility in Discovery Bay, Jamaica, and (c) the alumina refinery in Gramercy, Louisiana owned directly or indirectly (in whole or in part), or actually utilized in the Business, by Seller, its Affiliates and/or its joint venture partners, including all right, title and interest of Seller and its Affiliates in and to the underlying land, all buildings, structures and improvements thereon and all fixtures and fittings attached thereto and contained therein, together with all appurtenances thereto and all easements (and in the case of (b), all governmental licenses, leases and privileges) benefiting the same.

“Federal Income Tax” means any Tax imposed under Subtitle A of the Code.

“Final Determination” means (i) with respect to Federal Income Taxes, a “determination” as defined in Section 1313(a) of the Code or execution of an Internal Revenue Service Form 870-AD, and (ii) with respect to Taxes other than Federal Income Taxes, any final determination of liability in respect of a Tax that, under Applicable Law, is not subject to further appeal, review or modification through proceedings or otherwise (including the expiration of a statute of limitations or a period for the filing of claims for refunds, amended returns or appeals from adverse determinations).

“Governmental Authority” means any governmental, quasi-governmental regulatory or administrative authority, body, department, commission, board, bureau, agency, division, court or other instrumentality, whether foreign or domestic, of any country, nation, republic, federation or similar entity or any state, county, parish or municipality, jurisdiction or other political subdivision thereof.

“Hazardous Substances” means (a) any hazardous materials, hazardous wastes, hazardous substances, toxic wastes and toxic substances as those or similar terms are defined under any Environmental Laws; (b) asbestos; (c) PCBs; (d) toxic mold; (e) lead; (f) any other hazardous, radioactive or toxic substance, material, pollutant or contaminant regulated under any Applicable Law; and (g) any petroleum, petroleum hydrocarbons, petroleum products, crude oil and any fractions or derivatives thereof.

“HSR Act” means the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“IBNR Claim” means any “incurred but not reported” Claim or Liability, including any Claim that relates to pre-Closing occurrences that would or could have been afforded coverage under any Seller Policies, but which is not tendered to the Seller Policies’ insurers prior to the Closing.

“Income Tax” means any income, franchise, gains or similar Tax imposed on or measured, in whole or in part, by net income, profits, gains or similar items (including Federal Income Tax) and any interest, additional amounts, additions to tax, penalties or similar items with respect thereto.

“Information Memorandum” means the Confidential Information Memorandum, dated as of December 2006, prepared by Merrill Lynch in connection with the transactions contemplated by this Agreement.

“Insurance Expenses” means any Liabilities, costs, expenses and fees incurred by Seller or any of its Affiliates from and after the Closing and arising either before or from and after the Closing out of any occurrence-based Seller Policies, and the amount of any claim payments within the deductibles of, and retrospective premium payments and adjustments related to claims activity under, occurrence triggered policies to which Newco or any Subsidiary of

Newco has access post-Closing, including with respect to payment of losses within deductibles, losses within self insured retentions and costs directly allocated by the insurance company to the specific claim, claim expenses charged by insurers or third party claims administrators and related administrative costs, claims payments by Seller’s insurance facility, Century Property and Casualty or any successor (the “Insurance Facility”) for any IBNR claim tendered to a Seller Policy that is reinsured to Seller’s Insurance Facility, allocable share of letter of credit costs associated with claims activity, reasonable claims audit expenses, and policy buyouts to close ongoing claims exposures with the consent of both Seller and Buyer and reasonable brokerage fees related to the foregoing.

“Intellectual Property” means all of the following whether arising under the laws of the United States or any other jurisdiction: (a) patents, patent applications (including patents issued thereon), patentable inventions, design patents and industrial designs and improvements thereto, and statutory invention registrations, including reissues, divisions, continuations, continuations in part, extensions and reexaminations thereof, all rights therein provided by international treaties or conventions; (b) registered and material unregistered trademarks, service marks, trade names, service names, trade dress, logos, slogans, domain names, and designs and other identifiers of same, including all goodwill associated therewith, and any and all common law rights, and registrations and applications for registration thereof, all rights therein provided by international treaties or conventions, and all reissues, extensions and renewals of any of the foregoing; (c) registered and material unregistered copyrights and copyright applications, copyrightable works, copyrights, moral rights, mask work rights, database rights and design rights, whether or not registered, and registrations and applications for registration thereof, and all rights therein provided by international treaties or conventions; (d) confidential and proprietary information (including trade secrets, processes, know-how, ideas, research and development formulas, compositions, manufacturing and production processes and techniques, methods, schematics, technology, technical data, designs, drawings, flowcharts, block diagrams, specifications, customer and supplier lists, pricing and cost information and business and marketing plans and proposals); and (e) licenses, sublicenses, or agreements related to any of the foregoing (a)-(d).

“Joint Ventures” means any partnership or joint venture to which the Company or any of its Subsidiaries is a party, including without limitation St. Ann Bauxite Limited, St. Ann Jamaica Bauxite Partners and Gramercy Alumina LLC.

“Key Warranties” means those Representations and Warranties of Seller set forth in Sections 3.1(b) (Ownership; Capitalization), Section 3.1(d) (No Conflict; Required Filings and Consents), Section 3.1(e) (Financial Statements), Section 3.1(j) (Assets), Section 3.1(k) (Environmental Matters), subsection (ii) of Section 3.1(l) (Taxes), and Section 3.1(t) (Indebtedness) of this Agreement.

“Knowledge” means (i) with respect to Seller, the actual knowledge of the persons identified on Schedule 1.1(a)(i) of the Seller Disclosure Schedule and the actual Knowledge, after reasonable inquiry, of the persons identified on Schedule 1.1(a)(ii) of the Seller Disclosure Schedule, and (ii) with respect to Buyer, the actual knowledge of Eric L. Press, Matthew H. Nord and Matthew R. Michelini, excluding any actual knowledge of any of the foregoing persons in clause (ii) relating to the Sherwin Matter and the St. Ann Claims.

“Leased Real Property” means any real property leased by the Company or any of its Subsidiaries from a third party and used in or related to the Business.

“Leases” means each lease, sublease, license, concession, rental or occupancy agreement, installment or conditional sale agreement, or any other contract or agreement, in each case, granting a Person any rights to use or occupy any Asset, which is not terminable on less than 60 days’ written notice.

“Liabilities” means liabilities, debt, losses, damages, deficiencies, obligations, claims, demands, judgments, awards, fines, penalties or settlements of any nature or kind (including whether known or unknown, asserted or unasserted, or absolute or contingent).

“LIBOR” means the one month Interbank Official Rate with respect to deposits in U.S. Dollars which appears on the Telerate Page 3750 as of 11:00 a.m., London time on the Business Day immediately preceding the Closing Date and such one month rate on the Business Day immediately preceding each monthly anniversary of the Closing Date with respect to interest due for any subsequent monthly period.

“Liens” means all liens, pledges, deeds of trust, security interests, mortgages, leases, subleases, licenses, declarations, conditions, destructions, options to purchase, conditional sale or other title retention agreements, easements, rights-of-way, covenants, restrictions, purchase options, rights of first refusal, rights of first offer or other third party (or governmental) rights, encroachments, encumbrances and other title irregularities or defects, or other restrictions or limitations on the use of real or personal property, of any kind or nature.

“Material Adverse Effect” means an effect, event, development, occurrence or state of facts or change which, individually or in the aggregate, is or would reasonably be expected to be materially adverse to (i) the business, financial condition, assets, liabilities or results of operations of the Business, taken as a whole, or (ii) the ability of Seller to consummate the transactions contemplated by this Agreement; provided that none of the following shall be deemed, either alone or in combination, to constitute a Material Adverse Effect: any effect, event, development, occurrence, or state of facts or change arising out of or resulting from any of the following:

(a) changes in conditions in the U.S. or global economy or capital or financial markets generally, including changes in interest or exchange rates, provided that the impact on the Business or the Assets is not disproportionate to the impact on other industry participants;

(b) the industry in which the Business operates, provided that the impact on the Business or the Assets is not disproportionate to the impact on other industry participants;

(c) the price of aluminum, as quoted on the London Metal Exchange (or the Midwest premium thereon);

(d) the announcement of this Agreement, and the identity of the Buyer, including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, licensors, distributors, partners or employees;

(e) the commencement, occurrence, continuation or intensification of any war, armed hostilities or acts of terrorism;

(f) any failure to meet internal or published projections, forecasts or revenue or earnings predictions relating to the Business (provided the underlying causes of any such failure may be considered in determining whether a Material Adverse Effect exists); or

(g) other than in the case of the Key Warranties, any matter (1) prior to the date hereof, contained in the electronic data room maintained on Intralinks in connection with the transactions contemplated by the Agreement, (2) disclosed in writing during the management presentations conducted by or through Seller, its Affiliates or their respective directors, officers, employees, agents or representatives (collectively, the “Seller Group”) for Buyer, its Affiliates or their respective directors, officers, employees, agents or representatives (collectively, the “Buyer Group”) on January 25, 2007, (3) disclosed in the materials provided by the Seller Group to the Buyer Group on January 25, 2007, entitled “Xstrata Aluminum Management Presentation”, (4) disclosed in writing during visits conducted by the Buyer Group to any properties of Seller or its Affiliates or (5) any matter disclosed in the Seller Disclosure Schedule; provided that disclosure of any matter by means of the foregoing shall have been made in a manner such that the significance of such matter is readily apparent on its face, does not obscure the relevance of the matter disclosed and was not disclosed in a manner calculated to mislead Buyer (the matters set forth in the preceding clauses (1) through (5), but excluding the Sherwin Matter and the St. Ann Claims, are hereinafter referred to as the “Disclosed Matters”).

including in the case of each of clauses (A) through (F) above, any adverse effect or adverse change that occurs after the date of this Agreement but that arises out of or results from any such matter.

“Material Contract” means any of the following Contracts:

(a) any outstanding Contract with any customer pursuant to which payments in excess of $100,000 in the aggregate are to be made to the Company or any of its Subsidiaries during the year ended December 31, 2007;

(b) other than purchase orders in the ordinary course of business, any Contract for the supply of materials or services to the Company or any of its Subsidiaries pursuant to which payments in excess of $100,000 in the aggregate are to be made by the Company or any Subsidiary during the year ended December 31, 2007;

(c) any material management, independent contractor or consultant Contracts that are not cancelable without material penalty or payment and without more than 30 days’ notice;

(d) any material Contracts that limit or purport to limit the ability of the Company or any of its Subsidiaries to compete in any line of business or with any Person;

(e) any joint venture or partnership Contracts;

(f) any material licenses of Intellectual Property (i) to the Company or its Subsidiaries by third parties or (ii) by the Company or its Subsidiaries to third parties;

(g) any Contracts requiring payments to or from the Company or any of its Subsidiaries in excess of $100,000 in the aggregate during the remaining term of such Contracts;

(h) any Contracts between the Company and any of its Subsidiaries, or between Subsidiaries, whereby one party pays, or is obliged to pay, the other party in excess of $100,000 for goods and services during any calendar year;

(i) any Contract that relates to capital expenditures and involves future payments in excess of $5 million;

(j) any Contract that contains restrictions with respect to payment of dividends or any other distributions in respect of the capital stock or other equity interests of the Company or any of its Subsidiaries;

(k) any Contract that relates to Debt of the Company or any of its Subsidiaries in excess of $100,000, or any guarantee or assumption of other obligations or reimbursement of any maker of a letter of credit;

(l) any Contract that is a Lease or similar contract: (A) relating to any machinery, equipment, vehicle or other tangible personal property owned by any third party involving payment of more than $100,000 on an annual basis; (B) under which the Business makes available for use by any third party, any tangible personal property owned or leased by the Company or any of its Subsidiaries; or (C) relating to any real property involving rent or other payment of more than $100,000 on an annual basis or which relates to premise comprising 2,000 square feet or more;

(m) any Contract that is used to effectuate a material acquisition, divestiture, merger or similar transaction that has not been consummated or pursuant to which the Company or any of its Subsidiaries may be obligated to make a material payment to a third party, whether as a result of contingent consideration, indemnity or otherwise;

(n) any Contract that would be a material contract within the meaning of Item 601 of Regulation S-K promulgated under the Securities Act if the Business were subject to such Item; or

(o) any Contract that management of the Business considers material to the Business.

“Multiemployer Plan” means any “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA.

“Owned Real Property” means the real property owned by the Company or any of its Subsidiaries including, with respect to the Facilities, such real property used in or related to the Business, together with all buildings and other structures, facilities or improvements currently or hereafter located thereon, all fixtures, systems, equipment and items of personal property of the Company or any of its Subsidiaries attached or appurtenant thereto and all easements, licenses, rights and appurtenances relating to the foregoing.

“PBGC” means the Pension Benefit Guaranty Corporation.

“Pension Plan” means any Employee Benefit Plan that is subject to Title IV of ERISA.

“Permits” means all material licenses, certificates, variances, permits, consents, registrations, notifications, exemptions, authorizations, waivers, privileges, qualifications, quotas, certificates, filings, franchises, permits, rights and approvals relating to the Business, or necessary for the lawful conduct thereof as presently conducted.

“Permitted Liens” means (a) statutory Liens arising out of operation of Applicable Law with respect to a Liability incurred in the ordinary course of business and which is not due and payable, (b) Liens for Taxes not yet due and payable or which are being actively contested by appropriate proceedings, (c) mechanics’, materialmen’s, carriers’, workmen’s, warehousemen’s, repairmen’s, landlords’ or other like Liens and security obligations that are incurred and are payable in the ordinary course of business and are not delinquent, (d) in the case of leases of vehicles, rolling stock and other personal property, immaterial Liens; (e) Liens in favor of landlords or lessors under Real Property Leases which do not impair the rights of the respective tenants or lessees under such Real Property Leases; and (f) Liens that are not material in amount and that have been incurred or suffered in the ordinary course of business and that would not, individually or in the aggregate, have a material effect on the Company or the underlying asset.

“Person” means an individual, corporation, partnership, limited liability company, association, trust, unincorporated organization or other entity.

“Post-Closing Tax Period” means, with respect to the Company or any of its Subsidiaries, any taxable period (or portion thereof) beginning after the Closing Date.

“Pre-Closing Tax Period” means, with respect to the Company or any of its Subsidiaries, any taxable period (or portion thereof) ending on or before the Closing Date.

“Post-Signing Portion” means, with respect to a Stub Tax Period, the portion of such period that begins the day after the date hereof.

“Pre-Signing Portion” means, with respect to a Stub Tax Period, the portion of such period that ends on the date hereof.

“Real Property” means the Owned Real Property, the Leased Real Property and the Facilities.

“Real Property Leases” means all Leases, licenses, tenancies, subleases, assignments and other agreements for the use, enjoyment or occupancy of all or any portion of the Leased Real Property by the Company or any of its Subsidiaries in connection with the operation of the Business which is not terminable on less than 60 days’ written notice.

“Release” means any release, spill, emission, discharge, leaking, disposal, or migration into the environment (including, ambient air, surface water, groundwater and surface or subsurface strata) of Hazardous Substances in violation of Environmental Laws.

“Remainder Industrial Park” means that portion of the St. Jude Industrial Park real property which is not presently used in the Business.

“Representative” of a Person means the directors, officers, employees, advisors, agents, consultants, attorneys, accountants, investment bankers, equity partners or other representatives of such Person.

“Seller Policies” means insurance policies where the named insured is the Seller or any of its subsidiaries, Affiliates or predecessors, but excluding all Business Policies.

“Sherwin Matter” shall mean Sherwin Alumina Company’s claim for damages, request for confirmation of future performance and any other related liabilities arising from the alleged failure of St. Ann Bauxite Limited to fulfill its delivery requirements on time as required under the Bauxite Sales Agreement between St. Ann Bauxite and Sherwin Alumina, L.P., dated April 15, 2006, as amended September 22, 2006.

“Signing Agreement” shall mean that certain agreement, dated as of April 3, 2007, by and among Buyer, Seller, the Company and Merrill Lynch International.

“St. Ann Claims” shall mean the claims set forth on Exhibit E.

“Straddle Tax Period” means, with respect to the Company or any of its Subsidiaries, any taxable period that includes but does not end on the Closing Date.

“Stub Tax Period” means, with respect to the Company or any of its Subsidiaries, any taxable period (or portion thereof) that includes, but does not end on, the date hereof.

“Subsidiary” means, with respect to any Person, another Person in which such first Person owns, directly or indirectly, an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its board of directors or other governing body (or, if there are no such voting interests, 50% or more of the equity interests of such Person); provided, that each of the Joint Ventures shall be deemed to be a “Subsidiary”.

“Tax” means any Federal, state, local or foreign tax, duty, assessment, levy or other charge of any kind whatsoever imposed by a Taxing Authority, including any net income,

alternative or add-on minimum tax, gross income, gross receipts, sales, use, ad valorem, value-added, transfer, franchise, profits, license, withholding on amounts paid to or by the taxpayer, payroll, employment, excise, severance, stamp, capital stock, occupation, property, environmental or windfall tax, premium, custom, duty or other tax, together with any interest, penalties and additions to tax.

“Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto.

“Taxing Authority” means any Governmental Authority exercising any authority to impose, regulate or administer the imposition of Taxes.

“Transaction Documents” means, collectively, this Agreement and each other agreement, document and instrument required or permitted to be executed in accordance herewith.

“Transfer Tax” means any Federal, state, county, local, foreign and other sales, use, transfer, conveyance, documentary transfer, recording or other similar tax, fee or charge imposed upon the sale, transfer or assignment of property or any interest therein or the recording thereof (excluding any Income Tax), and any interest, penalties, and additions to tax with respect thereto.

“Withdrawal Liability” means liability to a Multiemployer Plan as a result of a complete or partial withdrawal from such Multiemployer Plan, as those terms are defined in Part I of Subtitle E of Title IV of ERISA.

Section 1.2 Other Defined Terms. The following terms have the meanings defined for such terms in the sections set forth below:

2006 Financial Statements	3.1(e)(i)
Accounting Expert	9.2(a)
Agreement	Preamble
Antitrust Counsel Only Material	5.4(b)
Antitrust Law	5.4(b)
Applicable Laws	3.1(f)
Applicable Tax Return Review Standard	9.2(a)
Asset Transfer	5.8(b)
Environmental Investigations	8.3(d)
Buyer	Preamble
Buyer Deductible Amount	8.5(a)
Buyer Group	1.1 (Material Adverse Effect)
Buyer Indemnified Party	8.2
Buyer Survival Date	8.1(b)
Buyer Termination Fee	10.2(b)
Canadian Transfer Taxes	9.3

Cap	8.3(b)
CERCLA	1.1 (Environmental Laws)
Control	1.1 (Affiliate)
Claim Notice	8.7(a)
Claim Threshold Amount	8.3(a)
Claims	3.1(g)
Closing	7.1
Closing Date	7.1
Collective Benefits Arrangements	3.1(n)(i)(D)
Company	Recitals
Company Shares	Recitals
Controlling Party	9.9(c)
Conveyance Agreement	3.1(i)(D)
Conveyance Property	3.1(i)(D)
Covered Employee	5.11(b)
Cure Period	10.1(b)(i)
Debt Financing	3.2(g)
Debt Financing Commitment Letter	3.2(g)
Debt Receipt Failure	10.2(b)
Disclosed Matters	1.1 (Material Adverse Effect)
Dispute Notice	8.7(b)
DOJ	5.4(b)
Equity Commitment Letter	3.2(g)
Equity Financing	3.2(g)
Existing Credit Facilities	4.1(h)
Extraordinary Transaction	1.1 (Excluded Taxes)
Financing Commitments	3.2(g)
Financial Statements	3.1(e)(i)
FTC	5.4(b)
Indemnifiable Tax	9.9(a)
Indemnified Party	8.7(a)
Indemnitor	8.7(b)
Losses	8.2
Materiality Qualifiers	6.2(a)
New Debt Financing Commitment	5.4(i)
Newco	Recitals
Newco Shares	Recitals
Non-Qualified Plans	5.8(b)
Non-Transferred Items	5.5(b)
Parent	Preamble
Past Practice Objection	9.2(a)
Penalty Objection	9.2(a)
Permitted Claims	5.6
Permitted Closing Debt	5.10
Prohibited Business	5.11(a)
Property Taxes	9.8(b)

Purchase Price	2.2
Qualified Plans	3.1(n)(i)
Regulations	1.1 (Code)
Replacement Credit Facilities	4.1(h)
Required Financial Information	5.4(h)
Restructuring	4.4
Securities Act	3.2(f)
Seller	Preamble
Seller Deductible Amount	8.3(a)
Seller Deferred Compensation Plan	5.8(b)
Seller Disclosure Schedule	3.1
Seller Grantor Trust	5.8(b)
Seller Group	1.1 (Material Adverse Effect)
Seller Indemnified Party	8.4
Seller Survival Date	8.1(a)
SERP	5.8(b)
Supplemental Disclosure Item	4.3(b)
Supplemental Disclosure Letter	4.3(b)
Tax Claim	9.9(a)
Tax Indemnified Party	9.9(a)
Tax Indemnitor	9.9(a)
Termination Date	10.1(b)(iii)
Title Company	5.4(g)
Title Policy	5.4(g)
Transition Services Agreement	5.9
Trust	5.8(b)
Trustee	5.8(b)
WARN Act	5.1

ARTICLE II

THE ACQUISITION

Section 2.1 Newco Share Purchase. Upon the terms and subject to the conditions hereof, and upon the basis of the agreements, representations and warranties contained in this Agreement, at the Closing Seller shall sell to Buyer, and Buyer shall purchase and acquire from Seller, the Newco Shares.

Section 2.2 Purchase Price. The aggregate consideration for the Newco Shares (the “Purchase Price”) shall be one billion one hundred fifty million dollars ($1,150,000,000), payable by Buyer to Seller at the Closing by wire transfer of immediately available funds to an account designated in writing by Seller at least two Business Days prior to the Closing.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

Section 3.1 Representations and Warranties of Seller. Except as disclosed in the disclosure schedule delivered by Seller to Buyer concurrently with the execution of this Agreement (the “Seller Disclosure Schedule”) (which schedule sets forth, among other things, items, the disclosure of which is necessary or appropriate, either in response to an express disclosure requirement contained in this Section 3.1, or to one or more of Seller’s covenants, as identified on such schedule) and except for the Disclosed Matters, which shall be deemed to qualify the representations and warranties of Seller in this Agreement (other than (x) the Key Warranties (other than Section 3.1(j)), which shall be qualified as provided in the Seller Disclosure Schedule only, and (y) Section 3.1(j), which shall be qualified only as provided in the Seller Disclosure Schedule and any Supplemental Disclosure Item provided in accordance with Section 4.3(b)), Seller represents and warrants to Buyer as follows:

(a) Good Standing and Other Matters.

(i) Seller is duly organized, validly existing and in good standing as a corporation under the laws of the State of Delaware and has full power and authority to own the Newco Shares.

(ii) Each of the Company and its Subsidiaries is duly organized, validly existing and in good standing as a legal entity under the laws of its respective state of formation and incorporation and has full power and authority to own, lease and operate the Assets and to carry on the Business as presently conducted. Each of the Seller, the Company and its Subsidiaries is duly qualified to do business and, where applicable, in good standing in each jurisdiction where the nature of its business or properties makes such qualification necessary, except in jurisdictions where the failure to be so qualified would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect (so long as the failure to be so qualified would not affect the issuance of any title policy).

(iii) Upon its formation pursuant to the Restructuring, Newco shall be duly organized, validly existing and in good standing as a corporation under the laws of the State of Delaware. Immediately following the Restructuring, Newco shall have full power and authority to own and to dispose of the Company Shares.

(iv) Newco shall be formed pursuant to the Restructuring solely in connection with the transactions contemplated hereby and, prior to the Closing, except in connection with the Restructuring or incidental to its organization and maintenance of corporate existence, will have engaged in no other business activities and will have incurred no Liabilities.

(v) Except as set forth in Schedule 3.1(a)(v), a true, correct and complete copy of each of the organizational documents of the Company and each of its Subsidiaries, each as in effect on the date of this Agreement, has been furnished or made available to

Buyer or its representatives. A true, correct and complete copy of forms of each of the organizational documents of Newco to be used in connection with the formation of Newco pursuant to the Restructuring has been furnished or made available to Buyer or its representatives, and substantially similar forms shall be used in connection with the formation of Newco pursuant to the Restructuring.

(b) Ownership; Capitalization.

(i) As of the date hereof, Seller is the sole record and beneficial owner of the Company Shares free and clear of all Liens. The Company Shares constitute all of the issued and outstanding capital stock of the Company. The authorized capital stock of the Company consists of 250 shares of common stock, US$4.00 par value per share, of which 250 shares are issued and outstanding. The Company Shares are duly authorized, validly issued, fully paid and nonassessable and were not issued in violation of, and are not subject to, any preemptive or other similar rights.

(ii) Except for the Company Shares, there are outstanding no shares of capital stock or other equity interests in the Company; no securities or interests in the Company that are convertible into, or exchangeable or exercisable for, shares of capital stock or other interests in the Company; and no options, warrants, calls, rights, commitments or agreements to which the Company is a party or by which it is bound, in any case obligating the Company to issue, deliver, sell, purchase, redeem or acquire, or cause to be issued, delivered, sold, purchased, redeemed or acquired, shares of capital stock or other interests in the Company, or obligating the Company to grant, extend or enter into any such option, warrant, call, right, commitment or agreement.

(iii) Section 3.1(b)(iii) of the Seller Disclosure Schedule sets forth the authorized capital stock of each Subsidiary of the Company, the number of outstanding shares of each class of capital stock or other ownership interest of each such Subsidiary, all of which are duly authorized, validly issued, fully paid and nonassessable and were not issued in violation of, and are not subject to, any preemptive or other similar rights, and the direct owner of such shares or other ownership interests; and except as set forth in Section 3.1(b)(iii) of the Seller Disclosure Schedule, the Company or a Subsidiary of the Company owns of record and beneficially all such shares or other ownership equity interests, free and clear of all Liens except for Permitted Liens. Except as set forth in Section 3.1(b)(iii) of the Seller Disclosure Schedule, there are outstanding no shares of capital stock or other equity interests in any Subsidiary of the Company; no securities or interests in any Subsidiary of the Company that are convertible into, or exchangeable or exercisable for, shares of capital stock or other interests in any Subsidiary of the Company; and no options, warrants, calls, rights, commitments or agreements to which the Company or any of its Subsidiaries is a party or by which it is bound, in any case obligating the Company or any of its Subsidiaries to issue, deliver, sell, purchase, redeem or acquire, or cause to be issued, delivered, sold, purchased, redeemed or acquired, shares of capital stock or other interests in any Subsidiary of the Company, or obligating any Subsidiary of the Company to grant, extend or enter into any such option, warrant, call, right, commitment or agreement. There are no voting trusts, stockholder agreements, proxies or other agreements in effect with respect to the voting or transfer of the capital stock of the Company or any of its Subsidiaries. Neither the Company nor any Subsidiary owns any capital stock of or other equity interest in any Person other than the Subsidiaries.

(iv) Upon the formation of Newco pursuant to the Restructuring (i) Seller shall be the sole record and beneficial owner of the Newco Shares, (ii) the Newco Shares shall constitute all of the issued and outstanding capital stock of Newco, (iii) the authorized capital stock of Newco shall consist of 1,100 shares of common stock, $1.00 par value per share, of which 1,031 shares shall be issued and outstanding, (iv) the Newco Shares shall be duly authorized, validly issued, fully paid and nonassessable and shall not have been issued in violation of any preemptive or other similar rights and shall not be subject to any Lien, (v) except for the Newco Shares, there shall be outstanding no shares of capital stock or other interests in Newco; no securities or interests in Newco that shall be convertible into, or exchangeable or exercisable for, shares of capital stock or other interests in Newco; and no options, warrants, calls, rights, commitments or agreements to which Newco shall be a party or by which it shall be bound, in any case obligating Newco to issue, deliver, sell, purchase, redeem or acquire, or cause to be issued, delivered, sold, purchased, redeemed or acquired, shares of capital stock or other interests in Newco, or obligating Newco to grant, extend or enter into any such option, warrant, call, right, commitment or agreement. Seller will transfer and deliver to Buyer at the Closing good and valid title to the Newco Shares, free and clear of any Lien.

(c) Authority. Seller has the corporate power and authority to execute and deliver this Agreement and the other Transaction Documents to which it is a party and to perform its obligations hereunder and thereunder and to consummate the transactions contemplated herein and therein. The execution, delivery and performance of this Agreement and the other Transaction Documents by Seller and the consummation by Seller of the transactions contemplated herein or therein have been duly authorized by all necessary corporate or other organizational action on the part of Seller, its board of directors and shareholders. This Agreement and each of the other Transaction Documents to which Seller is or will be a party has been, or upon execution and delivery thereof will be, duly and validly executed and delivered by Seller and, assuming that this Agreement and the other Transaction Documents to which Seller is a party constitute the valid and binding agreement of the other parties hereto and thereto, constitute, or upon execution and delivery will constitute, the valid and binding obligations of Seller, enforceable against such Seller in accordance with their respective terms and conditions, except that the enforcement hereof and thereof may be limited by (i) applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar laws now or hereafter in effect relating to creditors’ rights generally and (ii) general principles of equity (regardless of whether enforceability is considered in a proceeding at law or in equity).

(d) No Conflict; Required Filings and Consents. The execution, delivery and performance of this Agreement and the Transaction Documents by Seller and the consummation of the transactions contemplated hereby and thereby do not and will not (i) violate, conflict with or result in any breach of the certificate of incorporation or bylaws of Seller or the comparable organizational documents of the Company or any of its Subsidiaries; (ii) subject to obtaining the consents referred to in Section 3.1(d) of the Seller Disclosure Schedule, conflict with, or result in the breach of, constitute a default under, result in the termination, cancellation or acceleration

(whether after the giving of notice or the lapse of time or both) of any right or obligation of the Company or any of its Subsidiaries under, or give to any Person any right of termination, capture, amendment, acceleration, or cancellation, or trigger any right of first refusal, first offer or similar right of or under, any Material Contract or Real Property Lease; and (iii) subject to obtaining the Consents referred to in Section 3.1(d) of the Seller Disclosure Schedule, violate or result in a breach of or constitute a default under any Applicable Law; except, with respect to clauses (ii) and (iii), for any violations, breaches, conflicts, defaults, terminations, cancellations or accelerations as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. No Consent is required by Seller or the Company or any of its Subsidiaries in connection with the execution, delivery and performance by Seller of this Agreement and the other Transaction Documents to which it is a party or the consummation by Seller of the transactions contemplated herein or therein, except for such Consents set forth on Section 3.1(d) of the Seller Disclosure Schedule and such other Consents, the failure of which to be obtained or made would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(e) Financial Statements.

(i) Seller has furnished or made available to Buyer copies of (x) the audited consolidated balance sheet of the Business as of December 31, 2005 and December 31, 2004 together with the audited consolidated statements of operations and cash flows of the Business for each of the years then ended and (y) the draft audited consolidated balance sheet of the Business as of December 31, 2006 together with a draft audited consolidated statement of operations and cash flows of the Business for the year ended December 31, 2006 (such audited financial statements being referred to collectively as the “Financial Statements”, and such draft audited Financial Statements with respect to the year ended December 31, 2006, the “2006 Financial Statements”). The Financial Statements fairly present in all material respects the consolidated financial position, assets and liabilities of the Business and the consolidated results of the operations and cash flows of the Business for their respective dates and for the periods covered by such Financial Statements, and have been prepared in accordance with US GAAP consistently applied.

(ii) There are no Liabilities of the Company or any of its Subsidiaries other than Liabilities (x) as and to the extent reflected or specifically reserved against in the Financial Statements, (y) incurred in the ordinary course of business since December 31, 2006 or (z) that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(iii) Since December 31, 2006, the Business has been conducted in the ordinary course consistent with past practice, there has not been any change or event which has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, and neither the Company nor any of its Subsidiaries has taken any action that would require the consent of the Buyer under Section 4.1 were such action to be taken after the date of this Agreement.

(iv) Since December 31, 2006, Seller has (A) managed the Cash, payables and receivables of the Company and its Subsidiaries in the ordinary course consistent with past practice; (B) not altered its policies or practices with respect to Cash, payables and receivables of the Company and its Subsidiaries; and (C) undertaken capital expenditures in the ordinary course of its business consistent with past practice and has not altered its policies or practices with respect to capital expenditures or deferred any material planned capital expenditure.

(v) As of the date hereof, the Company has immediately available Cash in the amount of at least $5,000,000.

(f) Compliance with Applicable Laws. Except as set forth on Section 3.1(f) of the Seller Disclosure Schedule, the Company and its Subsidiaries (i) hold all Permits required for the lawful conduct of the Business, and (ii) since August 15, 2006 and, to the Seller’s Knowledge, December 31, 2004 the Company and its Subsidiaries have complied with, and they are now in compliance with, all Applicable Laws and Permits in relation to the Business, except where the failure to hold such Permits or such noncompliance would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. For purposes of this Section 3.1(f), the term “Applicable Laws,” as used in clause (ii) above, shall not include any Environmental Laws or any Applicable Laws relating to employee matters.

(g) Absence of Litigation. Except as set forth on Section 3.1(g) of the Seller Disclosure Schedule (which Schedule sets forth for each matter the identity of the parties, the nature and magnitude of the requested relief, the current procedural status and a good faith estimate of the dollar amount of expected damages), there is no claim, action, dispute, controversy, suit, inquiry, judicial or administrative proceeding, investigation, determination, order, decree, judgment, grievance or arbitration pending (collectively, “Claims”) or, to the Knowledge of Seller, threatened against the Company or any of its Subsidiaries with respect to the Business by or before any arbitrator or Governmental Authority, except for such Claims, that, if resolved adversely to the Company or any of its Subsidiaries, would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(h) Insurance. Set forth on Section 3.1(h) of the Seller Disclosure Schedule, is a true, correct and complete list of all automobile liability, workers’ compensation, property, general liability, fiduciary liability, theft and other forms of property and casualty insurance held by the Company and its Subsidiaries since December 31, 2002 (except September 30, 2004 for the Business Policies related to Gramercy Alumina LLC and/or St. Ann Bauxite Limited and/or St. Ann Jamaica Bauxite Partners Limited and/or their respective Subsidiaries), in each case with respect to the Business for the respective policy periods shown. Section 3.1(h) of the Seller Disclosure Schedule discloses, for each policy, the policy number, the policy limit, any applicable deductibles/retentions, the identity of the insurer and whether the coverages respond on a claims-made or occurrence-triggered basis. Except for policies that have been, or are scheduled to be, terminated in the ordinary course of business: (a) each of the current year insurance policies set forth on Section 3.1(h) of the Seller Disclosure Schedule is in full force and effect; (b) all premiums payable thereon have been timely paid or, if not timely paid, such insurance has not suffered a lapse of coverage; (c) no notice of cancellation or termination has been received by Seller, the Company or any Subsidiary with respect to any such policy; and (d)

consummation of the transactions contemplated by this Agreement will not trigger any change of control provisions in any Business Policies.

(i) Owned Real Property.

(A) Schedule 3.1(i)(A) sets forth a list of each parcel of Owned Real Property. Except as set forth on Schedule 3.1(i)(A) with respect to each such parcel of Owned Real Property: (v) the Company or one of its Subsidiaries has fee simple title thereto, free and clear of any Lien other than any Permitted Liens; (w) there are no Leases granting to any Person the right of use or occupancy of any portion of such Owned Real Property; (x) there are no outstanding options or rights of first refusal to purchase such Owned Real Property, or any portion thereof or interest therein; (y) there is no Person in possession of any part of such Owned Real Property other than the Company or a Subsidiary; and (z) neither Seller, the Company nor its Subsidiaries have received written notice of any condemnation proceeding or proposed action or agreement for taking in lieu of condemnation (nor, to Seller’s Knowledge, is any such proceeding, agreement or action pending or threatened) with respect to any portion of such Owned Real Property or any access thereto or parking or any interest or right in such Owned Real Property.

(B) Schedule 3.1(i)(B) sets forth a list of all Real Property Leases and all Leases granting any third-party the right to occupy any Leased Real Property. Except as set forth on Schedule 3.1(i)(B), with respect to each Leased Real Property: (w) each Real Property Lease and Lease is a valid and binding obligation of the Company or one its Subsidiaries and is in full force and effect, and the Company or one of its Subsidiaries has a valid leasehold title thereto, free and clear of any Lien; (x) to Seller’s Knowledge there are no Contracts granting to any Person the right of use or occupancy of any portion thereof except for any Leases described therein; (y) there is no Person in possession of any portion thereof except under such Leases; and (z) to the Seller’s Knowledge, the Company or one of its applicable Subsidiaries has substantially performed each material term, covenant and condition of each of the Real Property Leases and Leases that is to be performed by it prior to the date hereof. Except as described in Schedule 3.1(i)(B), neither the Seller, Company nor any Subsidiaries have received any written communication from, or given any written communication to, any other party to a Real Property Lease or Lease or any lender alleging that such Seller, the Company or any Subsidiaries or such other party, as the case may be, is in default under any Real Property Lease or Lease (or that an event has occurred or circumstances exist that may (with notice, a lapse of time or both) constitute or result in such a default), and no such default exists on the part of the Seller, the Company or any Subsidiaries (nor, to their knowledge, does any default exist on the part of any other party) or indicating that such party intends to cancel, terminate or exercise any option to accelerate or recapture under any Real Property Lease or Lease. With respect to each Leased Real Property, neither Seller, the Company or any of its Subsidiaries has received written notice of any condemnation proceeding or proposed action or agreement for taking in lieu of condemnation (nor, to Seller’s Knowledge, is any such proceeding, agreement or action pending or threatened) with respect to any portion of such Leased Real Property or any access thereto or parking or any interest or right in such Leased Real Property. Seller represents and warrants that as of the date hereof and as of the Closing Date Norandal USA, Inc. does and will own and hold, free and clear of all Liens other than Permitted Liens, that certain Revenue Bond (Norandal USA, Inc. Project) Series 1999, dated March 15, 1999, of the Industrial Development Board of the Town of Huntingdon in the aggregate face amount of $240,000,000 (together with all deeds of trust and assignments of lease and other security documents in connection with the Revenue Bond and the Huntingdon, Tennessee IDB Real Property Lease), and no interest of any kind or nature in such Revenue Bond has been conveyed to any other Person since the date of such Revenue Bond.

(C) Except as disclosed in Schedule 3.1(i)(C), all buildings, structures, improvements and fixtures and Equipment located within, on or under the Owned Real Property and the Leased Real Property and comprising all or part of the Facilities, and all other aspects of each parcel of Owned Real Property and Leased Premises, (w) are in good operating condition and repair (ordinary wear and tear excepted); (x) are in material compliance with zoning and other applicable land use regulations for their current uses; (y) consist of and have the use and enjoyment of sufficient parking, loading and receiving areas and facilities, sidewalks, access to public highways, driveways, drainage, storm and sanitary sewers, detention ponds, utilities, and, to the extent currently being used in or in connection with the Business, navigable waters and waterways, harbors, levees, docks, airstrips and similar transportation facilities necessary to permit the continued use of such facilities in the manner and for the purposes to which they are presently devoted.

(D) With respect to the Huntingdon, Tennessee IDB Real Property Lease, none of the property (the “Conveyance Property”) which is subject to the Huntingdon, Tennessee IDB Real Property Lease and which is also subject to that certain Agreement dated November 18, 1988 recorded in Deed Book 236, Page 6444, as amended by Modification and Extension Agreement dated as of June 30, 2003 recorded in Trust Deed Book 509, Page 372, all in Register’s Office for Carroll County, Tennessee (collectively, “Conveyance Agreement”), (a) is presently used or could reasonably be expected to be useful in the Business of the Huntingdon Facility as presently conducted, and (b) any conveyance thereof to a third-party by The Industrial Board of the Town of Huntingdon, Tennessee pursuant to the Conveyance Agreement shall not materially affect the continued use, operation or value of the Huntingdon Facility or the remainder of the property subject to the Huntingdon, Tennessee IDB Real Property Lease.

(j) Assets. Except for the services to be provided pursuant to the Transition Services Agreement, the Assets, in the aggregate: (a) constitute all of the assets that are necessary in all material respects to the conduct of the Business as presently conducted; and (b) constitute all of the assets, properties, rights and interests related to the Business as reflected in the 2006 Financial Statements. The Company and its Subsidiaries own, or hold pursuant to Lease, all of the Assets, free and clear of all Liens other than Permitted Liens. All the tangible Assets of the Company and each of its Subsidiaries which are material to the Business as currently conducted are in good working order, reasonable wear and tear excepted, and are suitable for the use for which they are intended in all material respects. The Business has been and is conducted in all material respects by Seller and its Affiliates solely through or by, and the assets of the Business, including the Assets, have been and are owned solely by, the Company and its Subsidiaries.

(k) Environmental Matters. This Section 3.1(k) is the sole and exclusive representation and warranty with respect to the Environmental Condition of the Real Property, the Business and related environmental matters. Except as otherwise set forth on Section 3.1(k) of the Seller Disclosure Schedule:

(i) None of the Owned Real Property is identified on any current list of contaminated property established by the United States Environmental Protection Agency or any similar list established by a Governmental Authority;

(ii) The Company and its subsidiaries have all Environmental Permits required under Applicable Law and have timely applied for renewal of same, except where the failure to obtain such Environmental Permits would not have a Material Adverse Effect;

(iii) The Business and Assets of the Company and its Subsidiaries are in material compliance with Environmental Laws and Environmental Permits;

(iv) During ownership or use of the Real Property by the Company and its Subsidiaries, Hazardous Substances have not been treated or stored on, disposed at, or transported from, the Real Property in violation of any Environmental Laws, except any such violations which would not result in a material liability to the Company or any of its Subsidiaries;

(v) There has been no Release and there exists no Environmental Condition at, on, under or from any of the Real Property or, to the Knowledge of Seller, any formerly owned, leased or operated property, other than as would not result in a material liability to the Company or any of its Subsidiaries;

(vi) There are no pending or, to the Knowledge of Seller, threatened material Environmental Claims, including investigations by any Governmental Authorities, against or concerning the Company and its Subsidiaries;

(vii) Neither the Company nor any of the Subsidiaries have any material outstanding indemnity or other obligations with respect to environmental, health and safety matters pursuant to any contract for the sale, purchase or lease of any business, property and/or taxes;

(viii) Neither the Company nor any of its Subsidiaries, nor any of their predecessors, has ever manufactured, distributed or sold any asbestos-containing product; and

(ix) The Company has provided Buyer all material environmental assessments, similar reports, investigations, audits, or studies in its possession or control prepared after January 1, 2002 relating to the Real Property.

(l) Taxes. Except as set forth on Section 3.1(l) of the Seller Disclosure Schedule:

(i)    (A) all material Tax Returns required to be filed by or on behalf of the Company or any of its Subsidiaries (or by or with respect to any consolidated, combined, unitary or affiliated group of which any of them is or has been a member) have been timely filed (within any applicable extension periods validly obtained) with the appropriate Taxing Authorities, and all such Tax Returns are true, correct and complete in all material respects;

(B) all material amounts of Taxes required to have been paid by or with respect to the Company and its Subsidiaries (or by or with respect to any consolidated, combined, unitary or affiliated group of which any of them is or has been a member) have been timely paid in full, and (B) the charges, accruals and reserves for Taxes with respect to the Company and its Subsidiaries reflected on the 2006 Financial Statements are adequate to cover all material Tax liabilities of the Company and its Subsidiaries accruing through such date;

(C) there is no material action, suit, proceeding, investigation, audit or claim pending or threatened in writing with respect to any Taxes of the Company or its Subsidiaries, and, during the past three years, no claim has been made in writing by any Taxing Authority in a jurisdiction where the Company or a Subsidiary does not file Tax Returns asserting that the Company or such Subsidiary may be subject to income taxation by that jurisdiction;

(D) none of the Company or its Subsidiaries (or any consolidated, combined, unitary or affiliated group of which any Company or Subsidiary is a member) has granted any extension or waiver of the statute of limitations applicable to any Tax Return of the Company or its Subsidiaries (or any consolidated, combined, unitary or affiliated group of which any Company or Subsidiary is a member), which period (after giving effect to any extension or waiver) has not yet expired;

(E) none of the Company or its Subsidiaries (x) is a party to any agreement or arrangement that could result in an obligation to pay any amounts of or in respect of Tax of any other Person (other than the Company or its Subsidiaries) other than customary agreements to indemnify third-party lenders for withholding Taxes imposed on interest paid to such lenders, or (y) is or has been a member of a consolidated, combined, unitary or affiliated group for the purposes of any Tax, other than the group of which the Seller, the Company or any Subsidiary is or was the common parent;

(F) there are no liens for Taxes (other than Permitted Liens) on any Assets;

(G) within the past three (3) years, neither the Company nor any Subsidiary has been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify under Section 355(a) of the Code;

(H) neither the Company nor any Subsidiary is subject to any IRS private letter ruling (or comparable ruling of any other Taxing Authority) or has pending with any Taxing Authority any request for rulings, technical advice, or permission for any change in accounting methods;

(I) neither the Company nor any Subsidiary has participated in any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4; and

(J) no property of the Company or any Subsidiary organized in the United States or a political subdivision thereof is “tax exempt use property” within the meaning of Section 168(h) of the Code, and none of the assets of the Company or any Subsidiary is subject to any lease made pursuant to Section 168(f)(8) of the Internal Revenue Code of 1954;

(ii)    (A) neither the Company nor any Subsidiary will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any Post-Closing Tax Period as a result of any (w) change in method of accounting for a Pre-Closing Tax Period under Section 481(c) of the Code (or any corresponding or similar provision of state, local or non-U.S. law), (x) “closing agreement” described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. law), (y) installment sale or open transaction disposition or intercompany transaction made on or prior to the Closing Date, or (z) prepaid amount received on or prior to the Closing Date;

(B) no entity classification election pursuant to Treasury Regulation Section 301.7701-3 is in effect with respect to Gramercy Alumina LLC, St. Ann Bauxite Limited or St. Ann Jamaica Bauxite Partners; and

(C) none of the Company or its Subsidiaries (or any consolidated, combined, unitary or affiliated group of which the Company or any Subsidiary is a member) has granted a power of attorney that will be in effect after the Closing with respect to any Tax matter of the Company or its Subsidiaries (or any consolidated, combined, unitary or affiliated group of which the Company or any Subsidiary is a member).

(m) Material Contracts. Set forth on Section 3.1(m) of the Seller Disclosure Schedule is a list of all Material Contracts as of the date of this Agreement. A true, correct and complete copy of each such Material Contract has been furnished or made available to Buyer or its representatives. None of the Company or any of its Subsidiaries is in default beyond the expiration of applicable notice and cure periods under any such Material Contract, except for such defaults that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. There has not occurred any event that (with the lapse of time or the giving of notice or both) would constitute a default under any Material Contract by the Company or any of its Subsidiaries, or, to the Knowledge of Seller, by any other party thereto, except for such defaults that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(n) ERISA Compliance; Labor.

(i) Set forth on Section 3.1(n)(i) of the Seller Disclosure Schedule is a list of all Employee Benefit Plans, with specific identification of each Employee Benefit Plan that is a Company Benefit Plan. The Company has delivered or made available to Buyer a true, correct and complete copy of: (i) with respect to each Employee Benefit Plan, each writing constituting a part of such plan, including without limitation all plan documents, and, to the extent related to the Business, benefit schedules, trust agreements, and insurance contracts and other funding vehicles; and (ii) in the case of Company Benefit Plans, (1) the most recent Annual Report (Form 5500 Series) and accompanying schedule, if any; (2) the current summary plan description and any material modifications thereto, if any (in each case, whether or not required to be furnished under ERISA); (3) the most recent financial and actuarial reports, if any; and (4) the most recent determination letter from the Internal Revenue Service, if any. Section 3.1(n)(i) of the Seller Disclosure Schedule identifies each Employee Benefit Plan that is intended to be a “qualified plan” within the meaning of Section 401(a) of the Code (“Qualified Plans”). Except as set forth on Section 3.1(n)(i) of the Seller Disclosure Schedule,

(A) the Internal Revenue Service has issued a favorable determination letter with respect to each Qualified Plan and the related trust that has not been revoked (or application for a determination letter is pending), and there are no existing circumstances and no events have occurred since the date of such determination letter that would reasonably be expected to adversely affect the qualified status of any Qualified Plan or the related trust;

(B) to the Knowledge of Seller, no “prohibited transaction,” as such term is described in Section 4975 of the Code, has occurred with respect to any of the Employee Benefit Plans that would subject the Company or its Subsidiaries to any material Tax or penalty on prohibited transactions imposed by Section 4975 of the Code;

(C) none of the Company or its Subsidiaries contributes or has an obligation to contribute to any Multiemployer Plan; and

(D) other than with respect to the Seller’s Cafeteria Plan, the Company’s Group Medical Benefits Plan, the Company’s Group Basic and Dependent Life Insurance Plan, the Company’s Long Term Disability Insurance

Plan, the Company’s Scholarship Program, the Paying Agency Agreement (as defined in Section 3.1(n)(i) of the Seller Disclosure Schedule) and the Collective Trust (as defined in Section 3.1(n)(i) of the Seller Disclosure Schedule) (collectively, the “Collective Benefits Arrangements”), there are no participants in Company Benefit Plans other than employees and former employees of the Business (and their respective dependents and beneficiaries).

(ii) Each Company Benefit Plan has been maintained in all material respects in compliance with Applicable Laws. There are no material actions, suits or claims by or relating to current or former Company Employees pending (other than routine claims for benefits) or, to the Knowledge of Seller, threatened against, or with respect to, any of the Company Benefit Plans. All contributions required to have been made to the Company Benefit Plans pursuant to their terms have in all material respects been timely made. To the Knowledge of Seller, there is no matter pending with respect to any of the Company Benefit Plans before the Internal Revenue Service or the Department of Labor.

(iii) Except as set forth on Section 3.1(n)(iii) of the Seller Disclosure Schedule, neither the Company nor any of its Subsidiaries is bound by any collective bargaining agreement in respect of the Business. Except as set forth on Section 3.1(n)(iii) of the Seller Disclosure Schedule, neither the Company nor any of its Subsidiaries in respect of the Business is engaged in any unfair labor practices, has any unfair labor practice charges or complaints before the National Labor Relations Board pending or, to the Knowledge of Seller, threatened against them or has received any written notice of any charges, complaints or proceedings pending or, to the Knowledge of Seller, threatened against them before the Equal Employment Opportunity Commission, Department of Labor or any other Governmental Authority responsible for regulating employment practices which would have a Material Adverse Effect. Since January 1, 2004, there have been no organizing activities, strikes, work stoppages, slowdowns, lockouts, material arbitrations or material grievances, or other material labor disputes involving the employees of the Business pending or, to the Knowledge of the Seller, threatened against the Company or any of its Subsidiaries. Each of the Company and its Subsidiaries is in material compliance with all applicable laws and collective bargaining agreements respecting employment and employment practices, terms and conditions of employment, wages and hours and occupational safety and health.

(iv) With respect to each Company Benefit Plan that is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code, except as set forth in Section 3.1(n)(iv) of the Seller Disclosure Schedule: (a) there does not exist any accumulated funding deficiency within the meaning of Section 412 of the Code or Section 302 of ERISA, whether or not waived; (b) no reportable event within the meaning of Section 4043(c) of ERISA for which the 30-day notice requirement has not been waived has occurred during the prior 12 months, and the consummation of the transactions contemplated by this Agreement will not result in the occurrence of any such reportable event; (c) all premiums to the PBGC have been timely paid in full; (d) no liability (other than for premiums to the PBGC) under Title IV of ERISA has been or is expected to be incurred by the Company or any of its Subsidiaries; and (e) the PBGC has not instituted proceedings to terminate any such plan and, to the Knowledge of Seller, no condition exists that presents a risk that such proceedings will be instituted or which would constitute grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any such plan. With respect to each Employee Benefit Plan that is a Multiemployer Plan: (x) if the Company or any of its Subsidiaries were to experience a withdrawal or partial withdrawal from such plan, no Withdrawal Liability would be incurred; (y) none of the Company and its Subsidiaries, nor any of their respective ERISA Affiliates, has received any notification, nor has any reason to believe, that any such plan is in reorganization, has been terminated, is insolvent, or may reasonably be expected to be in reorganization, to be insolvent, or to be terminated; and (z) neither the execution or delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement will result in the Company or any of its Subsidiaries incurring Withdrawal Liability. There does not now exist, nor do any circumstances exist that could reasonably be expected to result in, any Controlled Group Liability that would be a liability of the Company or any of its Subsidiaries following the Closing.

(v) Except as set forth in Section 3.1(n)(v) of the Seller Disclosure Schedule, the Company and each of its Subsidiaries has reserved the right to amend, terminate or modify at any time all plans or arrangements providing for retiree health or life insurance coverage, and except with regard to COBRA and any other statutorily mandated benefits there has been no legally binding communication to current or former employees by the Company or any of its Subsidiaries that promises or guarantees such employees retiree health or life insurance or other retiree death benefits on a permanent basis.

(vi) Except as set forth in Section 3.1(n)(vi) of the Seller Disclosure Schedule, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event) result in, cause the accelerated vesting, funding or delivery of, or increase the amount or value of, any payment or benefit to any employee, officer or director of the Company or any of its Subsidiaries, or result in any limitation on the right of the Company or any of its Subsidiaries to amend, merge, terminate or receive a reversion of assets from any Employee Benefit Plan or related trust. Without limiting the generality of the foregoing, no amount paid or payable (whether in cash, in property, or in the form of benefits) by the Company or any of its Subsidiaries in connection with the transactions contemplated hereby (either solely as a result thereof or as a result of such transactions in conjunction with any other event) will be an “excess parachute payment” within the meaning of Section 280G of the Code. No “rabbi trust” funding, letter of credit or similar funding arrangement has been, or shall be, required in connection with the execution of this Agreement, the consummation of the transactions contemplated hereby, or any other event or action related to this Agreement, such transactions, or Seller’s process of considering corporate transaction proposals, and any Company Benefit Plans, trust agreements, or documents that might otherwise have required such funding have been amended as necessary to ensure that no such requirement shall take effect.

(vii) All Company Benefit Plans subject to the laws of any jurisdiction outside of the United States (other than statutory plans) (i) have been maintained in material compliance with all applicable legal requirements, (ii) if they are intended to qualify for special tax treatment, meet all material requirements for such treatment, and (iii) if they are intended to be funded and/or book-reserved are in all material respects funded and/or book reserved, as appropriate, in accordance with applicable accounting standards and based upon reasonable actuarial assumptions.

(o) Intellectual Property. Section 3.1(o) of the Seller Disclosure Schedule sets forth all material patents, registered trademarks, registered copyrights, registered service marks and trade names or other material Intellectual Property owned or used by the Company or any of its Subsidiaries in the Business. The Company and its Subsidiaries own, or have the license or right to use in all states or countries in which the Business currently operates, all Intellectual Property currently used and necessary to conduct the operation of the Business as presently conducted, except for such license or right the failure of which to have would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. No third party has asserted against the Company or any of its Subsidiaries a Claim in writing that the Company or any of its Subsidiaries is infringing upon the Intellectual Property of such third party. No third party is infringing the Intellectual Property owned or licensed by the Company or any of its Subsidiaries, except for any such infringement which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(p) Brokers or Finders. None of Seller or the Company or any of its Subsidiaries has, directly or indirectly, entered into any agreement with any Person that would obligate Buyer or the Company or any of its Subsidiaries to pay any commission, brokerage fee or finder’s fee in connection with the transactions contemplated herein.

(q) Customer and Supplier Relationships. Schedule 3.1(q) lists the 25 largest customers and 25 largest suppliers of the Business, in each case based on the aggregate sales or purchases during the period January 1, 2006 through January 1, 2007, and the approximate dollar amount of such aggregate sales or purchases in such period. Except as set forth on Schedule 3.1(q), to the Knowledge of the Seller, the relationships of the Company and each of its Subsidiaries with such customers and suppliers are not unsatisfactory to the customers and suppliers. Neither the Company nor any Subsidiary has received written notice that any of their significant suppliers or vendors intends to cancel, terminate or otherwise materially modify such supplier’s or vendor’s relationship with the Company or any of its Subsidiaries, including with respect to credit terms or any requirement that the Company or any of its Subsidiaries provide letters of credit.

(r) Intercompany Accounts. Schedule 3.1(r) contains a complete list of all intercompany balances in excess of $100,000 as of March 31, 2007 between Seller and its Affiliates, on the one hand, and the Company and its Subsidiaries, on the other hand. Except as provided in Schedule 3.1(r), since December 31, 2006, there has not been any incurrence or accrual of any material liability by the Company or any of its Subsidiaries to Seller or any of its Affiliates or other transaction between the Company or any of its Subsidiaries and Seller or any of its Affiliates, other than in the ordinary course of business consistent with past practice. Except as disclosed in Schedule 3.1(r), (x) neither the Company nor any of its Subsidiaries, jointly with Seller or any other Affiliate of Seller, purchases or sells goods or services from or to Seller or any of its Affiliates, and (y) neither the Company nor any of its Subsidiaries has any significant business relationship with Seller or any Affiliate of Seller.

(s) Accounts Receivable. All accounts receivable of the Company and its Subsidiaries represent bona fide sales actually made or services rendered in the ordinary course of business.

(t) Indebtedness. Set forth on Schedule 3.1(t) is a true and correct list and description of all material Debt of each of the Company and its Subsidiaries as of March 31, 2007. Except as set forth on Schedule 3.1(t), the Company and each of its Subsidiaries have complied in all material respects with the provisions of the agreements evidencing or securing the material Debt with respect to which it is a party and no event has occurred that, with the passage of time or notice, or both, would constitute a default under any such material Debt or permit any Person to whom any of such obligations are due to exercise any rights or remedies or to demand payment from the Seller, the Company or any of the Company’s Subsidiaries. As of the Closing Date, all Debt (whether or not set forth on Schedule 3.1(t)) other than the Permitted Closing Debt shall be repaid and discharged and any related Lien or obligation under any Contract shall be released.

(u) Restructuring. The consummation of the Restructuring will not adversely affect the assets, liabilities, operations or financial condition of the Business or result in any liability for the account of the Buyer, any of its Affiliates, the Company or any of its Subsidiaries, except for matters for which such entities are indemnified pursuant to Article VIII or Article IX.

(v) Disclosure. To Seller’s Knowledge, notwithstanding the fact that the representations and warranties of Seller contained in this Agreement are subject to the Disclosed Matters, the Seller Disclosure Schedule has been prepared in good faith and with a reasonable degree of care in response to the specific representations and warranties set forth in this Section 3.1 and Seller has not, to Seller’s Knowledge, omitted matters from the Seller Disclosure Schedule.

Section 3.2 Representations and Warranties of Buyer. Buyer represents and warrants to Seller as follows:

(a) Organization Good Standing and Other Matters. Buyer is a Delaware corporation validly existing and in good standing under the laws of its jurisdiction of incorporation, and has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted.

(b) Authority. Buyer has all requisite power and authority to execute and deliver this Agreement and the other Transaction Documents to which it is a party, to perform its obligations hereunder and thereunder, and to consummate the transactions contemplated herein and therein. The execution, delivery and performance of this Agreement and the other Transaction Documents by Buyer and the consummation of the transactions contemplated herein and therein have been duly and validly authorized by all necessary corporate or other organizational action on the part of Buyer, its board of directors and shareholders. No other proceedings on the part of Buyer is necessary to authorize this Agreement and the other Transaction Documents to which Buyer is a party, to perform Buyer’s obligations hereunder and thereunder or for Buyer to consummate the transactions contemplated herein and therein. This

Agreement and the other Transaction Documents to which Buyer is or will be a party have been, or upon execution and delivery will be, duly and validly executed and delivered by Buyer and, assuming that this Agreement and the other Transaction Documents constitute the valid and binding agreement of Seller, constitute, or upon execution and delivery will constitute, the valid and binding obligations of Buyer, enforceable against Buyer in accordance with their respective terms and conditions, except that the enforcement hereof and thereof may be limited by (i) applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar laws now or hereafter in effect relating to creditors’ rights generally and (ii) general principles of equity (regardless of whether enforceability is considered in a proceeding at law or in equity).

(c) No Conflict; Required Filings and Consents. The execution, delivery and performance by Buyer of this Agreement and the other Transaction Documents to which either is a party do not, and consummation of the transactions contemplated herein and therein will not, (i) violate, conflict with, or result in any breach of any provisions of the Certificate of Incorporation or Bylaws of Buyer; (ii) violate, conflict with or result in a violation or breach of, or constitute a default (with or without due notice or lapse of time or both) under any of the terms, conditions or provisions of any material contract, loan or credit agreement, note, bond, mortgage, indenture or deed of trust, or any license, lease, agreement, or other instrument or obligation, to which Buyer is a party or by which Buyer or any material portion of its assets is bound; or (iii) subject to obtaining the Consents or making the registrations, declarations or filings set forth in the next sentence, violate any Applicable Law binding upon Buyer or by which it or any material portion of its assets is bound, except, with respect to clauses (ii) and (iii), such violations, conflicts, breaches or defaults as would not interfere with the ability of Buyer to perform its obligations under this Agreement and the other Transaction Documents to which it is a party. No Consent is required by or with respect to Buyer in connection with the execution, delivery and performance by Buyer of this Agreement and the other Transaction Documents to which it is a party or the consummation of the transactions contemplated herein and therein, except for such Consents set forth on Section 3.1(d) of the Seller Disclosure Schedule, Consents required under the HSR Act or any other Antitrust Laws, and such Consents the failure of which to obtain would not interfere with the ability of Buyer to perform its obligations under this Agreement and the other Transaction Documents to which it is or will be a party.

(d) Litigation. As of the date of this Agreement, there is no Claim pending or, to the Knowledge of Buyer, threatened against Buyer relating to the transactions contemplated by this Agreement or which, if adversely determined, would adversely affect the ability of Buyer to perform its obligations and agreements under this Agreement and the other Transaction Documents to which it is or will be a party and to consummate the transactions contemplated herein and therein.

(e) Brokers or Finders. None of Buyer or its Affiliates has, directly or indirectly, entered into any agreement with any Person that would obligate Seller or its Affiliates to pay any commission, brokerage fee or finder’s fee in connection with the transactions contemplated herein.

(f) Securities Act. Buyer is acquiring the Newco Shares solely for the purpose of investment and not with a view to, or for sale in connection with, any distribution thereof in violation of the Securities Act of 1933, as amended (the “Securities Act”), or any state securities laws. Buyer acknowledges that the Newco Shares are not registered under the Securities Act or any applicable state securities laws and that the Newco Shares may not be transferred or sold except pursuant to the registration provisions of the Securities Act or pursuant to an applicable exemption therefrom and pursuant to state securities laws as applicable. Buyer (either alone or together with its advisors) has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of its investment in the Newco Shares and is capable of bearing the economic risks of such investment.

(g) Financing. Buyer has received a debt financing commitment pursuant to a letter agreement (together with the exhibits and annexes thereto, the “Debt Financing Commitment Letter”) and an equity financing commitment pursuant to a letter agreement (together with the exhibits and annexes thereto, the “Equity Commitment Letter,” and together with the Debt Financing Commitment Letter, the “Financing Commitments”). A true, correct and complete copy of the Debt Financing Commitment Letter is attached hereto as Exhibit B. The financing contemplated by the Debt Financing Commitment Letter is hereafter referred to as the “Debt Financing.” A true, correct and complete copy of the Equity Commitment Letter is attached hereto as Exhibit C. The financing contemplated by the Equity Commitment Letter is hereafter referred to as the “Equity Financing.” When funded, the Debt Financing and the Equity Financing represent all of the funds necessary to consummate the transactions contemplated by this Agreement and to pay all related fees and expenses for which Buyer will be responsible in connection with the transactions contemplated hereby. As of the date hereof, the Financing Commitments are each in full force and effect and, in the forms attached, constitute a legal, valid and binding obligation of the Buyer and, to the Buyer’s Knowledge, the other parties thereto. As of the date hereof, the Financing Commitments have not been withdrawn or amended or modified in any respect and Buyer does not know of any facts or circumstances that may reasonably be expected to result in any of the conditions set forth in the Financing Commitments not being satisfied. There are no conditions precedent related to the funding of the full amount of the Debt Financing and the Equity Financing on the terms contained in the Financing Commitments, other than as set forth in such Financing Commitments. As of the date hereof, no event has occurred which, with or without notice, lapse of time, or both, would constitute a default or breach on the part of Buyer under any term or condition of the Financing Commitments, and, assuming the truth of the representations and warranties of the Company contained in this Agreement and made in accordance with this Agreement and the satisfaction of the conditions specified in Section 6.2, Buyer reasonably believes that it will be able to satisfy on a timely basis any material term or condition of closing to be satisfied by it contained in the Financing Commitments. Buyer has fully paid any and all commitment fees or other fees required by the Financing Commitments to be paid on or before the date of this Agreement and will pay any such amounts required to be paid after the date hereof. Notwithstanding anything in this Agreement to the contrary, the Debt Financing Commitment Letter may be amended, supplemented or superseded, in whole or in part, at the option of Buyer after the date of this Agreement but prior to the Closing Date as and to the extent set forth in Section 5.4(i). In such event, the term “Debt Financing Commitment Letter” as used herein shall be deemed to include the Debt Financing Commitment Letter to the extent not superseded at the time in question and the New Debt Financing Commitments to the extent then in effect, and the term “Debt Financing” as used herein shall include the debt financing thereunder.

(h) No Competition. As of the date of this Agreement, none of Buyer or its Affiliates, directly or indirectly, is engaged in any lines of business that compete with the Business or any portion thereof that would reasonably be expected materially to delay or prevent the expiration of the HSR waiting period or receipt of any other required approval from a competition authority.

ARTICLE IV

PRE-CLOSING COVENANTS

Section 4.1 Conduct of Business. From the date of this Agreement until the Closing, except (i) as otherwise required by this Agreement, including any of the actions set forth in Section 4.4 of the Seller Disclosure Schedule, or any action set forth in Section 4.1 of the Seller Disclosure Schedule or as required by Applicable Law, or (ii) to the extent that Buyer shall otherwise consent in writing (which consent shall not be unreasonably withheld or delayed), Seller shall cause the Company and its Subsidiaries to conduct the Business and continue to maintain and operate the Remainder Industrial Park in the ordinary course of business consistent with past practice. From the date of this Agreement until the Closing, except (x) as otherwise required by this Agreement, including any of the actions set forth in Schedule 4.4 of the Seller Disclosure Schedule, or any action set forth in Schedule 4.1 of the Seller Disclosure Schedule or as required by Applicable Law, or (y) to the extent that Buyer shall otherwise consent in writing (which consent shall not be unreasonably withheld or delayed), the Company and its Subsidiaries shall not, and Seller shall cause the Company and its Subsidiaries not to, do any of the following:

(a) except for amendments, terminations or non-renewals in the ordinary course of business, materially amend, waive, fail to enforce, assign or terminate any Material Contract or enter into a Contract that would be a Material Contract if entered into prior to the date hereof, except in the ordinary course of business;

(b) merge or consolidate with or into any other Person, dissolve or liquidate or acquire any material assets;

(c) except as required by the terms and provisions of written Contracts between the Company or its Subsidiaries and a Company Employee or any Employee Benefit Plan as in existence on the date of this Agreement, (i) adopt or, except to comply with Applicable Law, amend any Employee Benefit Plan, (ii) except for base salary increases in the ordinary course of business consistent with past practice, increase in any material manner (including acceleration of vesting or payment of a payment or benefit) the compensation, employee benefits, or fringe benefits of any Company Employee or any other current or former service provider of the Company and its Subsidiaries or pay any amounts to any such individual not otherwise due, (iii) enter into any new, or amend any existing collective bargaining agreement or similar agreement with respect to any Company Employees, (iv) provide any funding for any rabbi trust or similar arrangement or (except as required by US GAAP or other applicable accounting standards) materially change any actuarial or other assumption used to calculate funding obligations with respect to any Company Benefit Plan or change the manner in which contributions to any Company Benefit Plan are made or the basis on which such contributions are determined or, except as required by Applicable Law or by the terms of the applicable Company Benefit Plan, make any contributions to any Company Benefit Plan, or (v) transfer any employee of the Business to another business of Seller and its Affiliates or transfer any non-Business employee of Seller and its Affiliates to the Business;

(d) except as required by US GAAP, change any of the material accounting principles or practices used by the Company or any of its Subsidiaries;

(e) (i) make any payments to Seller, otherwise declare, set aside or pay any dividends on, or make any other distributions (whether in cash, securities or property) in respect of, any of its capital stock or other voting securities, or (ii) adjust, split, combine, or reclassify any of its capital stock or other voting securities or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or other securities;

(f) issue, sell, pledge, dispose of, encumber or deliver (whether through the issuance or granting of any options, warrants, commitments, subscriptions, rights to purchase or otherwise) any capital stock or voting securities of any class or any securities convertible into or exercisable or exchangeable for shares of capital stock or voting securities of any class of the Company or any of its Subsidiaries;

(g) amend or otherwise change the certificate of incorporation or by-laws (or other comparable organizational instruments) of the Company or any of its Subsidiaries;

(h) (x) create, incur or assume any Debt or otherwise assume, guarantee, endorse or otherwise become liable or responsible for the obligations of any other Person, other than in connection with drawdowns or repayments with respect to (A) credit facilities existing on the date hereof (and pursuant to their terms as of the date hereof) and which are pre-payable in full without penalty or premium by the borrower thereunder prior to the Closing (the “Existing Credit Facilities”) or (B) credit facilities entered into after the date hereof in reasonable consultation with Buyer on commercially reasonable terms and which are pre-payable in full without penalty or premium by the borrower thereunder prior to the Closing (the “Replacement Credit Facilities”), provided that no Debt may be incurred pursuant to either (A) or (B) other than to pay current obligations to unaffiliated parties in the ordinary course of business consistent with past practice which current obligations directly relate to the Business (the “Permitted Closing Debt”), it being understood that Buyer shall repay Permitted Closing Debt to the extent it is drawn upon Existing Credit Facilities, and shall repay at its option Permitted Closing Debt to the extent it is drawn on Replacement Credit Facilities, as of the Closing (and Seller shall reasonably cooperate in arranging such repayment but shall have no payment obligation in connection therewith); or (y) make any loans, advances or capital contributions to, or investments in, any Person;

(i) sell or otherwise dispose of (by merger, consolidation or sale of stock or assets), or encumber any corporation, partnership or other business organization or division thereof or any assets, other than purchases and sales of inventory in the ordinary course of business consistent with past practice or Permitted Liens;

(j) (x) make or agree to make any capital expenditures in respect of new development projects or initiatives; or (y) fail to make any capital expenditure required to sustain or maintain the assets of the Business in reasonable good working order (ordinary wear and tear excepted);

(k) make any changes to the working capital policies applicable to the Business or manage working capital other than in the ordinary course consistent with past practice;

(l) enter into any settlement or release with respect to any Claim relating to the Business in excess of $100,000;

(m) (A) make, change or revoke any Tax election, (B) change any of its methods of reporting income or deductions for Tax purposes, (C) compromise any Tax liability or settle any Tax claims, audits or disputes, (D) file any Tax Return, other than any such Tax Return that is prepared on a basis consistent with past practice and filed as required under Applicable Law, or (E) enter into any closing agreement, in each case, with respect to the Company or any Subsidiary (or any consolidated, combined, unitary or affiliated group of which the Company or any Subsidiary is a member), except for any action that would not reasonably be expected to have an adverse effect on Buyer, any of its Affiliates, the Company or any of its Subsidiaries in a Post-Closing Tax Period that is material;

(n) make any payment of, or in respect of, any Taxes, other than any such payment required to be made under Applicable Law (including any estimated Tax payment) that is either (A) a payment of Buyer Assumed Taxes or (B) paid solely out of funds contributed to the Company or the relevant Subsidiary by Seller for such purpose;

(o) enter into any transactions with Affiliates other than in the ordinary course of business consistent with past practice; or

(p) authorize any of, or commit or agree to take any of, the foregoing actions.

Section 4.2 Access and Information. From the date of this Agreement until the Closing, Seller shall afford Buyer and its representatives reasonable access during normal business hours, in each case, only at such locations and in accordance with such procedures as are mutually agreed to in writing between Buyer and Seller prior to any such access, to all personnel, properties, books and records of the Company or any of its Subsidiaries as Buyer may reasonably request for the purposes of familiarizing itself with the Business. Notwithstanding the foregoing, neither Buyer nor any of its representatives shall (i) contact or otherwise initiate communications with the Company or any of its Subsidiaries or any personnel, independent contractors, customers or prospective customers, vendors, partners, banking relationships or other business relationships of the Company or any of its Subsidiaries, in each case without the express prior written consent of the Seller (not to be unreasonably withheld or delayed), except that with respect to contact or communications with personnel of the Company or any of its Subsidiaries, it shall be sufficient for Buyer to provide reasonable notice to Seller in advance of such contact or communications and to permit Seller reasonably to participate in such contact or communications; (ii) unreasonably interfere with the business of the Company or any of its Subsidiaries conducted at such property; (iii) damage any property of the Company or any of its Subsidiaries or any portion thereof or (iv) perform any invasive sampling, procedure or investigation (including any environmental investigation or study) without Seller’s prior written consent, such consent to be promptly furnished and not to be unreasonably withheld. Buyer shall schedule and coordinate all inspections with Seller and shall give Seller at least three Business Days’ prior notice thereof, setting forth the inspection that Buyer or its representatives wish to conduct. No investigation made by Buyer or its representatives shall affect the representations, warranties and agreements made by Seller pursuant to this Agreement. All information provided to Buyer or its representatives pursuant to or in connection with this Agreement shall remain subject in all respects to the Confidentiality Agreement. Notwithstanding the foregoing provisions of this Section 4.2, Seller shall not be required to grant access or furnish information to Buyer or its representatives to the extent that such information is subject to an attorney-client privilege or attorney work product doctrine, or that granting such access or furnishing such information is prohibited by an existing Contract (provided that the Seller will use commercially reasonable efforts, including entering into a joint defense agreement, to obtain the consent of any necessary third party to such disclosures). Furthermore, notwithstanding the foregoing, (x) Buyer shall not be given access to personnel records of the Company or its Subsidiaries relating to individual performance, evaluation records, medical histories, or other information the furnishing of which could subject Seller or the Company or its Subsidiaries to risk of Liability and (y) in the case of any affiliated, consolidated, combined or unitary Tax Returns that include the Company or any of its Subsidiaries, Buyer shall only be given access to pro forma returns relating to the Company and its Subsidiaries.

Section 4.3 Notification of Certain Matters; Supplemental Disclosure Letters.

(a) Seller shall give prompt notice to Buyer of (i) the occurrence, or failure to occur, of any event of which Seller has Knowledge that has caused any representation or warranty of Seller contained in this Agreement to be untrue or inaccurate in any material respect; (ii) the failure of Seller to comply with or satisfy in any material respect any covenant to be complied with by it hereunder; (iii) any written notice from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement; and (iv) any written notice from any Governmental Authority in connection with the transactions contemplated by this Agreement. Except as pursuant to Section 4.3(b), no such notification shall affect the representations or warranties of the parties or the conditions to their respective obligations hereunder.

(b) Provided that Seller is in material compliance with its covenants and obligations under this Agreement that relate to the subject matter of the Supplemental Disclosure Item, Seller shall have the right to disclose additional matters (a “Supplemental Disclosure Item”) in a letter to Buyer (a “Supplemental Disclosure Letter”) from time to time prior to the Closing as necessary in order to make the representations and warranties true and correct as of the Closing Date; provided, however, that no such Supplemental Disclosure Item shall apply with respect to Section 3.1(k) and that any Supplemental Disclosure Item with respect to Section 3.1(j) shall be subject to Buyer’s option to terminate pursuant to Section 10.1(c). Notwithstanding anything to the contrary herein: (A) no Supplemental Disclosure Item shall be considered in connection with any exercise by Buyer of: (x) its right to terminate this Agreement pursuant to Section 10.1 or (y) its right not to consummate the transactions contemplated by this Agreement because of a failure of the condition set forth in Section 6.2(a).

Section 4.4 Restructuring. Prior to the Closing, Seller shall take, or shall cause its Affiliates to take, the actions set forth in Schedule 4.4 of the Seller Disclosure Schedule (such actions, collectively, the “Restructuring”). Buyer acknowledges and agrees that the actions set forth in Schedule 4.4 of the Seller Disclosure Schedule shall not constitute a breach or default hereunder. If, following the Closing, Seller notifies Buyer that any action that was required by the Restructuring to be taken was not taken, the Buyer and Seller agree to use commercially reasonable efforts to cooperate and take, or cause to be taken, any such action; provided, however, that Buyer shall be under no obligation to take any action that Buyer believes in good faith would adversely affect Buyer, the Company, any of its Subsidiaries or the Business. The parties acknowledge and agree that as part of the Restructuring, Noranda Finance will convert into a Delaware limited liability company and will be renamed Noranda Finance LLC. Noranda Finance LLC shall be and shall be deemed for all purposes to be Seller. This Section 4.4 shall be subject in all respects to Section 4.7, and no action shall be permitted pursuant to the Restructuring that directly or indirectly has an impact on the consolidated balance sheet of the Company, with such adjustments as are necessary to present only the assets and liabilities of the Aluminum Sub-Group that is inconsistent with Section 4.7, unless Seller makes an equal and offsetting contribution of cash to the Company or makes a payment with respect to a preexisting obligation owed to a member of the Aluminum Sub-Group, and no Debt incurred or arising in connection with the Restructuring shall be considered Permitted Closing Debt. For the avoidance of doubt, the parties acknowledge and agree that if Seller causes the Company or any Aluminum Subsidiary to distribute any receivable (or otherwise distribute any residual cash) outside the Aluminum Sub-Group pursuant to the second sentence of step 4 of Section 4.4 of the Seller Disclosure Schedule, Seller shall contribute an equal and offsetting amount of funds to the appropriate entity such that the impact on the balance sheet of the distribution of the receivable (or residual cash) to such entity is neutral. The parties acknowledge and agree that any reference in this Agreement to the Company and its Subsidiaries shall be deemed to include Newco, unless the context reasonably requires otherwise.

Section 4.5 Resignations. At the Closing, Seller shall cause to be delivered to Buyer duly signed resignations, effective as of the Closing, of all directors and officers of the Company.

Section 4.6 Termination of Affiliate Relations. On or prior to the Closing the arrangements set forth on Section 4.6 of the Seller Disclosure Schedule shall have been terminated, in each case without any Liabilities on behalf of any party thereto and at no cost to Buyer.

Section 4.7 Cash Management. From the date hereof to the Closing Date, Seller shall cause any cash generated by the Business to be retained by the Company other than uses of cash to pay current obligations to unaffiliated parties in the ordinary course of business consistent with past practice which current obligations directly relate to the Business. Under no circumstances shall Seller permit any cash of the Business to be directly or indirectly distributed, transferred, paid or otherwise used for the benefit or on behalf of Seller or any of its Affiliates

(including any payment of, or in respect of, any Taxes other than a payment of Buyer Assumed Taxes); provided, however, that Seller or its Affiliates may remove or otherwise transfer cash from the Company to the extent, and only to the extent, that Seller or its Affiliates has transferred cash to the Company in equal amount after the date hereof (e.g., to settle intercompany accounts or purchase Divested Entities). Seller shall implement an appropriate record-keeping and lockbox system so as to document all cash receipts and disbursements following the date hereof, and shall provide all such documents to Buyer on a weekly basis or otherwise as Buyer reasonably requests, and shall provide access to personnel, accounting records, bank statements or other documents relating to the foregoing as Buyer reasonably requests.

Section 4.8 Delivery of 2006 Audited Financials. Seller will deliver the audited 2006 Financial Statements to Buyer as soon as practicable after the date hereof (and in no event later than twenty-five (25) Business Days after the date hereof) and such audited 2006 Financial Statements shall not be materially different from the draft 2006 Financial Statements.

ARTICLE V

ADDITIONAL COVENANTS

Section 5.1 WARN Act. If Buyer, the Company or any of its Subsidiaries takes any action after the Closing Date which independently, or in connection with any reduction in the size of the Business’ work force occurring within the ninety (90) day period prior to the Closing Date, could be construed as a “plant closing” or “mass layoff,” as those terms are defined in the Worker Adjustment and Retraining Notification Act or any similar Applicable Law (the “WARN Act”), Buyer shall be solely responsible for providing any notice required by the WARN Act and for making all payments (including compensation and benefits payable or provided during any notice period and penalties), if any, required by the WARN Act, provided that the Company agrees that, at Buyer’s request, it shall give WARN Act notices (in a form acceptable to Buyer) prior to the Closing Date to employees of the Business with respect to whom Buyer requests that such notices be given.

Section 5.2 No Other Representations or Warranties. (a) Buyer acknowledges and agrees that it has made its own inquiry and investigation into, and has formed an independent judgment concerning, the Company and its Subsidiaries, the Business and Assets. In connection with their investigation of the Company and its Subsidiaries, the Business and Assets, Buyer and its representatives have received from Seller, the Company and its Subsidiaries or their respective representatives certain projections, forecasts, estimates, plans and budget information, as to which Buyer acknowledges and agrees that (i) there are meaningful uncertainties; (ii) Buyer is familiar with such uncertainties; and (iii) Buyer takes full responsibility for making its own evaluations of the adequacy and accuracy of all estimates, projections, forecasts, plans and budgets so furnished to it or its representatives.

(b) Buyer agrees that, except for the representations and warranties made by Seller that are expressly set forth in Section 3.1 or in any closing certificate, none of Seller or any of its Affiliates or representatives has made, and none of them shall be deemed to have made, to Buyer or its Affiliates or representatives any representation or warranty of any kind. Without limiting the generality of the foregoing, and subject to any express representations and warranties made by Seller set forth in Section 3.1, Buyer agrees that none of Seller or any of its Affiliates or representatives makes or has made any representation or warranty to Buyer or to any of its Affiliates or representatives with respect to: any projections, forecasts, estimates, plans or budgets of future revenue, expenses or expenditures, results of operations (or any component thereof), cash flows (or any component thereof) or financial condition (or any component thereof) of the Company or any of its Subsidiaries or the Business, in each case with respect to each period after the Closing.

Section 5.3 Books and Records. Seller shall procure that, as of the Closing, the Company and its Subsidiaries are in possession of all the books and records relating to the Business (including all Tax Returns relating to the Company and its Subsidiaries). Buyer shall retain the books and records of the Business for a period of seven years after the Closing or such longer time as may be required by Applicable Law and, subject to restrictions imposed from time to time in good faith upon advice of counsel respecting the provision of privileged communications or competitively sensitive information and any applicable confidentiality agreement with any Person, shall provide, only in such manner that does not unreasonably interfere with the Company’s operations, reasonable access to such pre-Closing books and records (or copies thereof) to Seller and its representatives, at reasonable times and upon reasonable notice, after the Closing to the extent reasonably requested by Seller for Seller’s legitimate business reasons, such as disputing any indemnification claim, the preparation of financial statements, Tax Returns, the defense of litigation or Tax Audits or complying with other legal requirements. Prior to disposing of any books and records of the Business, Seller shall give Buyer reasonable written notice.

Section 5.4 Further Action; Reasonable Best Efforts. (a) Subject to the terms and conditions of this Agreement, each party shall use its reasonable best efforts to take, or cause to be taken, all actions and to use its reasonable best efforts to do, or cause to be done, all things necessary, proper or advisable under Applicable Law to consummate the transactions contemplated by this Agreement. In furtherance and not in limitation of the obligations in Section 11.1, each party hereto agrees to (i) make an appropriate and complete filing of a Notification and Report Form pursuant to the HSR Act by no later than ten (10) Business Days after the date of this Agreement, (ii) make other required filings pursuant to other Antitrust Laws with respect to the transactions contemplated hereby as promptly as practicable and (iii) not extend any waiting period under the HSR Act or enter into any agreement with the FTC or the DOJ not to consummate the transactions contemplated by this Agreement, except with the prior written consent of the other party (which shall not be unreasonably withheld). Each party shall supply as promptly as practicable any additional information and documentary material that may be requested pursuant to the HSR Act or any other Antitrust Laws and use its reasonable best efforts to take all other actions necessary, proper or advisable to cause the expiration or termination of the applicable waiting periods under the HSR Act and any other applicable Antitrust Laws as soon as possible.

(b) Each of Buyer, on the one hand, and Seller, on the other hand, shall, in connection with the efforts referenced in Section 5.4(a) to obtain all requisite approvals and authorizations for the transactions contemplated by this Agreement under the HSR Act or any other Antitrust Law (i) cooperate in all respects with each other in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private party; (ii) keep the other party and/or its counsel informed of any communication received by such party from, or given by such party to, the Federal Trade Commission (the “FTC”), the Antitrust Division of the Department of Justice (the “DOJ”) or any other U.S. or foreign Governmental Authority and of any communication received or given in connection with any proceeding by a private party, in each case regarding any of the transactions contemplated hereby; and (iii) permit the other party and/or its counsel to review in advance any communication intended to be given by it to, and consult with each other in advance of any meeting or conference with, the FTC, the DOJ or any such other Governmental Authority or, in connection with any proceeding by a private party, with any other person, and to the extent permitted by the FTC, the DOJ or such other Governmental Authority or other person, give the other party and/or its counsel the opportunity to attend and participate in such meetings and conferences. Buyer and Seller may, as each deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other under this Section 5.4(b) as “Antitrust Counsel Only Material.” Such materials and the information contained therein shall be given only to the outside antitrust counsel of the recipient and will not be disclosed by such outside counsel to employees, officers or directors of the recipient unless express permission is obtained in advance from the source of the materials (Buyer or Seller as the case may be) or its legal counsel. Notwithstanding anything to the contrary in this Section 5.4(b), materials provided to the other party or its outside counsel may be redacted to remove references concerning the valuation of the Company Shares or the Business or as regards Buyer’s plans for conducting its business or that of the Business after the transactions contemplated by this agreement. For purposes of this Agreement, “Antitrust Law” means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, and all other federal, state and foreign, if any, statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

(c) In furtherance and not in limitation of the covenants of the parties contained in Sections 5.4(a) and 5.4(b), if any objections are asserted with respect to the transactions contemplated by this Agreement under any Antitrust Law or if any suit is instituted (or threatened to be instituted) by the FTC, the DOJ or any other applicable Governmental Authority or any private party challenging any of the transactions contemplated hereby as violative of any Antitrust Law or which would otherwise prevent or delay the consummation of the transactions contemplated hereby, then each of Buyer and Seller shall use its reasonable best efforts to resolve any such objections or suits so as to permit consummation of the transactions contemplated by this Agreement. Buyer further agrees to use its reasonable best efforts to take or cause to be taken, all actions and use its reasonable best efforts to do, or cause to be done, all things necessary or advisable to promptly obtain approval for consummation of the transactions contemplated by this Agreement by any Governmental Authority, which actions and things shall include Buyer’s agreement to (i) sell, hold separate or otherwise dispose of, agree to sell, hold separate or otherwise dispose of, or permit the sale, holding separate or other disposition of, the assets to be acquired in this transaction or any of Buyer’s or its Affiliate’s other assets or businesses now owned or hereafter acquired by Buyer in a manner which would resolve such objections or suits; (ii) terminate any existing relationships and contractual rights and obligations and (iii) amend or terminate such existing licenses or other intellectual property agreements and enter into such new licenses or other intellectual property agreements (and in each case, enter into agreements with the relevant Governmental Authority giving effect thereto). Notwithstanding anything in this Agreement to the contrary, in no event will Buyer be obligated to propose or agree to accept any undertaking or condition, to enter into any consent decree, to make any divestiture, to accept any operational restriction, or take any other action, including any action listed in the preceding sentence, that, in the reasonable judgment of Buyer, could reasonably be expected individually or in the aggregate to materially impair either the expected operations of the Business or the benefits that Buyer expected, as of the date hereof, to realize from the consummation of the transactions contemplated by this Agreement.

(d) Subject to the obligations under Section 5.4(c), in the event that any administrative or judicial action or proceeding is instituted by a Governmental Authority or private party challenging any transaction contemplated by this Agreement, or any other agreement contemplated hereby (i) each of Buyer and Seller shall cooperate in all respects with each other and use its respective reasonable best efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement so as to permit such consummation by the fifth Business Day before the Termination Date and (ii) each of Buyer and Seller shall defend, at its cost and expense, any action or actions, whether judicial or administrative, against it or its affiliates in connection with the transactions contemplated by this Agreement.

(e) Notwithstanding the foregoing or any other provision of this Agreement, nothing in this Section 5.4 shall limit a party’s right to terminate this Agreement pursuant to Section 10.1(b)(ii) so long as such party has up to then complied with its obligations under this Section 5.4.

(f) Except as permitted under this Section 5.4 and subject to the conditions of this Section 5.4, neither Buyer nor Seller, nor any of their respective representatives shall contact or otherwise initiate communications with any Governmental Authority regarding the matters that are the subject of the Agreement, Seller, the Company or any of its Subsidiaries.

(g) Without limiting the generality of the foregoing, Seller, the Company and its Subsidiaries shall (i) reasonably cooperate with Buyer and any lender(s) of Buyer in connection with the Debt Financing by providing information and executing documentation customarily and reasonably requested by lenders in connection with financing of acquisitions such as that contemplated hereunder; (ii) provide and/or execute and acknowledge, and cause Newco to provide and/or execute and acknowledge, any and all documents, certificates and affidavits reasonably requested by the Buyer’s nationally recognized title insurance company selected by Buyer in its discretion (“Title Company”) in order to issue to Buyer one or more title insurance policies and requested endorsements at usual commercial rates (each, a “Title Policy”, and collectively, “Title Policies”) insuring to Buyer (A) good and marketable fee title to the Owned Real Property and (B) good and marketable leasehold title to the Real Property Leases and Leased Real Property, each in accordance with the requirements of title set forth in Section 3.1(i) and subject to no title exceptions other than Permitted Liens; and (iii) use their commercially reasonable efforts to obtain estoppel certificates in (A) the form of Exhibit D from the landlord under the Huntingdon, Tennessee IDB Real Property Lease and (B) customary form for other material Real Property Leases as Buyer shall request in writing; provided, however, Seller, the Company and its Subsidiaries shall not be required to expend money, assume any liability, commence any litigation or offer or grant any accommodation (financial or otherwise) to any third party to obtain any such estoppel certificates.

(h) From the date of this Agreement until the Closing, the Seller shall provide, and shall cause its Subsidiaries to, and shall use its reasonable best efforts to cause their respective representatives, including legal and accounting, to provide all cooperation reasonably requested by Buyer in connection with the arrangement of the Debt Financing (provided that such requested cooperation does not unreasonably interfere with the ongoing operations of the Seller and its Subsidiaries), including (i) participation in a reasonable number of meetings, presentations, road shows, due diligence sessions and sessions with rating agencies, (ii) assisting with the preparation of materials for rating agency presentations, offering documents, private placement memoranda, bank information memoranda, prospectuses and similar documents required in connection with the Debt Financing, including execution and delivery of customary representation letters in connection with bank information memoranda, (iii) executing and delivering, effective as of the Closing, any pledge and security documents, other definitive financing documents, or other certificates, legal opinions or documents as may be reasonably requested by Buyer (including a certificate of the chief financial officer of the Seller or any Subsidiary with respect to solvency matters and consents of accountants for use of their reports in any materials relating to the Debt Financing) and otherwise reasonably facilitating the pledging of collateral (including cooperation in connection with the pay-off of existing indebtedness and the release of related Liens), (iv) furnishing Buyer and its Debt Financing sources as promptly as practicable with such financial and other pertinent information regarding the Company as may be reasonably requested by Buyer, including all financial statements, pro forma financial information, financial data, audit reports and other information of the type required by Regulation S-X and Regulation S-K under the Securities Act and of the type and form customarily included in private placements pursuant to Rule 144A promulgated under the Securities Act to consummate the offerings of debt securities contemplated by the Debt Financing at the time during the fiscal year when such offerings shall be made) (the “Required Financial Information”), (v) using reasonable best efforts to obtain (or cooperate with Buyer in obtaining) accountants’ comfort letters, legal opinions, appraisals, surveys, title insurance and other documentation and items relating to the Debt Financing as reasonably requested by Buyer, (vi) providing monthly financial statements (excluding footnotes) within the time frame, and to the extent, the Company customarily prepares such financial statements, (vii) taking all actions reasonably necessary to permit the prospective lenders involved in the Debt Financing to evaluate the Company’s current assets, cash management and accounting systems, policies and procedures relating thereto for the purpose of establishing collateral arrangements and to establish blocked accounts and lock box arrangements to the extent required in connection with the Debt Financing, (viii) entering into one or more credit or other agreements on terms satisfactory to Buyer in connection with the Debt Financing immediately prior to the Closing, and (ix) taking all corporate actions, subject to the occurrence of the Closing, reasonably requested by Buyer to permit the consummation of the Debt Financing and the direct borrowing or incurrence of all of the proceeds of the Debt Financing, including any high yield debt financing, by the Company. Buyer shall, promptly upon request by the Seller, reimburse the Seller for all reasonable and documented out-of-pocket costs incurred by the Seller or its Subsidiaries, including fees and expenses of their respective employees and Representatives, in connection with such cooperation and shall indemnify and hold harmless the Seller, its Subsidiaries and their respective officers, directors, employees, Affiliates and Representatives for and against any and all losses suffered or incurred by them in connection with the Debt Financing and any information utilized in connection therewith (other than information provided by the Seller or the Subsidiaries). The Seller hereby consents to the use of its and its Subsidiaries’ logos in connection with the Debt Financing; provided that such logos are used solely in a manner that is not intended to nor reasonably likely to harm or disparage the Company or any of it Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries and its or their marks.

(i) Buyer shall use its reasonable best efforts to arrange and complete the Debt Financing as promptly as practicable, taking into account the Termination Date, on the terms and conditions described in the Debt Financing Commitment Letter or the New Debt Financing Commitment (as defined below), including using reasonable best efforts to (i) negotiate definitive agreements with respect thereto on the terms and conditions contained therein (including the flex provisions) and (ii) to satisfy on a timely basis all conditions applicable to Buyer in such definitive agreements that are within its control; provided, that Buyer may (x) amend the Debt Financing Commitment Letter to add lenders, lead arrangers, bookrunners, syndication agents or similar entities who had not executed the Debt Financing Commitment Letter as of the date hereof and (y) otherwise replace, supplement or amend, in whole or in part, the Debt Financing Commitment Letter (the Debt Financing Commitment Letter as replaced, supplemented or amended, the “New Debt Financing Commitment”) to the extent that such New Debt Financing Commitment would not reasonably be expected to delay or prevent the Closing and the terms of such New Debt Financing Commitment do not expand upon the conditions precedent to the Debt Financing as set forth in the Debt Financing Commitment Letter. In the event that all conditions to the Debt Financing Commitment Letter (other than in connection with the contribution of equity) have been satisfied in Buyer’s good faith judgment, Buyer shall use its reasonable best efforts to cause the lenders and the other Persons providing such Debt Financing to fund the Debt Financing required to consummate the Acquisition on the Closing Date. In the event any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated in the Debt Financing Commitment Letter, Buyer shall use its reasonable best efforts to arrange to obtain alternative financing in an amount necessary to consummate the Acquisition on terms no less favorable to Buyer (as determined in the reasonable judgment of Buyer) as promptly as practicable following the occurrence of such event. Notwithstanding the foregoing, it is expressly understood and agreed that Buyer’s obligations to consummate the transactions contemplated herein are not subject to a financing condition or contingent upon the results of Buyer’s efforts to obtain the full amount of the Financing required to effect the Closing pursuant to Article VI hereof and to satisfy its obligations under Article V hereof.

Section 5.5 Material Contract Consents. (a) From the date of this Agreement and until the Closing, Seller and Buyer and their respective Affiliates shall use commercially reasonable best efforts to obtain any consents, approvals, waivers, agreements or actions from any Person required to be obtained to consummate the transactions contemplated by this Agreement; provided, however that none of Buyer, Seller or any of their respective Affiliates shall be required to (and Seller and its Affiliates shall not, without the prior written consent of Buyer) expend money, commence any litigation or offer or grant any accommodation (financial or otherwise) to any Person to obtain any such consents, approvals, waivers, agreements or actions.

(b) Nothing in this Agreement shall be deemed to assign or transfer any Contract which is not assignable or transferable without the consent of any Person or Governmental Entity (other than Seller, Buyer or their respective Affiliates) to the extent that such consent shall not have been given prior to the Closing (the “Non-Transferred Items”); provided, however, that each of Seller and Buyer shall have the continuing obligation after the Closing to use commercially reasonable efforts to endeavor to obtain all necessary consents to the assignment thereof (provided that none of Seller, Buyer or their respective Affiliates shall be required to expend money, commence any litigation or offer or grant any accommodation (financial or otherwise) to any third party) and, upon obtaining the requisite third-party consents thereto, such Contract right shall be transferred and assigned to Buyer hereunder.

(c) With respect to any Contract subject to Section 5.5(b), from the Closing and until any requisite consent is obtained and such Contract is transferred and assigned to Buyer, the parties shall cooperate with each other, upon written request, in endeavoring to obtain for Buyer, at no cost to Buyer or its Affiliates, an arrangement to provide for Buyer substantially comparable benefits thereof, and Buyer agrees to indemnify Seller in respect of all Liabilities of Seller and its Affiliates incurred as a result of such arrangement or underlying lease, license, Contract, agreement or right.

(d) Subject to Sections 5.5(a), 5.5(b) and 5.5(c) of this Agreement, Buyer agrees and acknowledges that: (i) the consents to the transactions contemplated by this Agreement that may be required from parties to certain Contracts identified in Section 3.1(d) of the Seller Disclosure Schedule have not been and may not be obtained; (ii) Seller shall not have any Liability (other than Liability with respect to a breach of Sections 5.5(a), 5.5(b) or 5.5(c) of this Agreement) arising out of or relating to the failure to obtain any such consents or because of the default under or acceleration or termination of any such Contract, as a result thereof; and (iii) no representation, warranty or covenant of Seller contained herein (and provided Seller complies with its obligations under Section 5.5(a), 5.5(b) or 5.5(c) of this Agreement) shall be breached or deemed breached as a result of (x) the failure to obtain any such consent or as a result of any such default, acceleration or termination; or (y) any lawsuit, action, claim, proceeding or investigation commenced or threatened by or on behalf of any Person arising out of or relating to the failure to obtain any such consent or any such default, acceleration or termination.

Section 5.6 Insurance. As of the Closing, the coverage under all Seller Policies shall continue in force for the benefit of Seller and its Affiliates and shall only be for the benefit of Buyer or its Affiliates to the extent expressly set forth in this Sections 5.6. Buyer agrees to arrange for its own insurance policies with respect to the Business covering any Assets and Liabilities of the Business arising from occurrences from and after the Closing. Buyer agrees not to seek, through any means, to benefit from any of the Seller Policies for any Claims other than (i) IBNR Claims under Seller Policies that are occurrence based policies (including those of Seller’s predecessors), or (ii) Claims that were tendered before the Closing under Seller Policies including any property and business interruption, extra expense and contingent extra expense claim tendered before Closing for the benefit of the Business but only, in each case of (i) and (ii), if and to the extent that Buyer suffers that loss and Seller does not (any Claims referred to in clauses (i) and (ii), the “Permitted Claims”). From and after the Closing, Buyer shall, or shall cause its Affiliates to, promptly (but in any event within fifteen Business Days) following submission by Seller to Buyer of reasonable and customary documentation of any Insurance Expenses, reimburse Seller (or an Affiliate of Seller designated by Seller) for any Insurance Expenses, including Insurance Expenses related to any Permitted Claims. Buyer agrees that it shall be responsible for assessing, arranging and maintaining all insurance required in connection with the Business, including all Business Policies, from and after the Closing and agrees that any and all costs, fees or expenses related to any Business Policy that are charged to Seller or its Affiliates for any reason after the Closing shall be deemed Insurance Expenses. Notwithstanding anything contained herein to the contrary, Buyer shall have no such rights with respect to any Seller Policies that are claims made, except with respect to claims already tendered under such claims made policies prior to Closing as set out in (ii) above.

Section 5.7 Conduct of Business of Buyer. From the date of this Agreement until Closing, Buyer shall not effect any acquisitions or divestitures of any businesses (whether by asset, stock, merger or similar transaction) which would reasonably be expected to delay the consummation of the Acquisition.

Section 5.8 Employee Matters. (a) Seller shall use its reasonable efforts to ensure that all employees of Seller and its Affiliates who are primarily employed in the Business shall be employed by the Company or one of its Subsidiaries as of immediately prior to the Closing. Buyer acknowledges and agrees that Seller may accept resignations and retirements validly tendered and effect dismissals for serious misconduct and that any such actions will not be a breach of Seller’s obligations hereunder. Buyer agrees that, during the period commencing at the Closing Date and ending on the first anniversary thereof, the Company Employees will continue to be provided with total compensation (including annual bonus opportunities, and base salary levels, but excluding transaction-related bonuses or equity or other long-term incentive compensation) and overall employee benefits which in the aggregate are comparable to those provided to the Company Employees (and, as applicable, their eligible beneficiaries and covered dependents) as of the date hereof. Buyer shall allow all Company Employees and their dependents to participate, effective as of the Closing Date, in Buyer’s benefit plans without any gap or lapse in coverage. The Company Employees and their eligible dependents shall not be subject to any pre-existing condition limitations under Buyer’s group health plans to the extent that such limitations were not applicable to Company Employees under the group health plans maintained for the benefit of the Company and its Subsidiaries. Buyer’s employee benefit plans and programs shall recognize all service credited to any Company Employee for purposes of (i) eligibility and vesting (but not benefit accrual under any Pension Plan) and (ii) the amount of annual vacation time under any vacation policy to which a Company Employee shall be entitled; provided, however, that such service need not be credited to the extent it would result in a duplication of benefits. Seller shall retain sole responsibility for, and shall indemnify Buyer and its Affiliates in respect of, any transaction-related bonuses payable to Company Employees agreed to by Seller or its Affiliates prior to the Closing in connection with the transactions contemplated hereby. Nothing in this Section 5.8 shall prevent the amendment or termination of any Company Benefit Plan or limit the right of Buyer or any of its Affiliates to terminate the employment of any Company Employee at any time. Without limiting the generality of Section 11.5, nothing in this Section 5.8, express or implied, is intended to or shall confer upon any Company Employee any right, benefit or remedy of any nature whatsoever.

(b) A portion of the assets of the Grantor Trust (the “Trust”) established pursuant to the Grantor Trust Agreement by and between the Company and Wachovia Bank, National Association (the “Trustee”) dated June 30, 2006 held by the Trust for the benefit of the participants and beneficiaries under Seller’s Non-Qualified Deferred Compensation Plan for Affiliated Companies (the “Seller Deferred Compensation Plan”) and the Seller’s Management Supplemental Benefit Plan (the “SERP” and, collectively with the Seller Deferred Compensation Plan, the “Non-Qualified Plans”) set forth on Section 5.8(b) of the Seller Disclosure Schedule (in the amount and form of assets set forth on Section 5.8(b) of the Seller Disclosure Schedule) (subject to adjustment for any earnings or losses thereon and any contributions or distributions with respect thereto through the date of the Asset Transfer (as defined below)), shall be transferred to a grantor trust established by Seller and a trustee designated by Seller (the “Seller Grantor Trust”) for the purpose of providing a source of funds to assist Seller in satisfying its liabilities under the Non-Qualified Plans (such transfer, the “Asset Transfer”). Seller shall use reasonable best efforts to cause the Asset Transfer to be completed prior to the Closing. In the event the Asset Transfer is not completed prior to the Closing, Buyer shall cause the Company and the Trustee to cooperate with Seller in completing the Asset Transfer as soon as reasonably practicable following the Closing. Prior to the Closing, Seller shall, or shall cause its applicable Subsidiary to, take all actions to ensure that (i) the participation and all liabilities in respect of all participants in Company Benefit Plans (including, without limitation, Collective Benefits Arrangements) who are not current or former employees of the Business (and their respective dependents and beneficiaries) are transferred to a plan that is not a Company Benefit Plan, and (ii) as of and following the Closing, none of the Company and its Subsidiaries (or any Company Benefit Plan) shall have any liability in respect of current and former employees of Seller and its Affiliates who are not current or former employees of the Business. In no event shall Buyer and its Affiliates (including the Company and its Subsidiaries) have any liability for, and Seller and its Affiliates shall be solely responsible for, any liabilities under any employee benefit plan or arrangement with respect to current and former employees of Seller and its Affiliates (and their respective dependents and beneficiaries) who are not current or former employees of the Business.

Section 5.9 Transition Services Agreement. The parties agree to use their reasonable best efforts to negotiate a transition services agreement as soon as reasonably practicable following the date hereof to be entered into on the Closing Date, which transition services agreement shall be on customary terms and pursuant to which the services listed on Exhibit A, and any other services from Buyer to Seller or Seller to Buyer as may be reasonably necessary to complete the transition of the Business from Seller and its Affiliates to Buyer, shall be provided (the “Transition Services Agreement”). The Transition Services Agreement shall terminate and replace all other existing services agreements between Seller and the Company.

Section 5.10 Intercompany Obligations; Debt. Other than the Transition Services Agreement, Seller shall take such action and make, or cause to be made, such payments as may be necessary so that, as of the Closing Date and at no cost to Buyer or any of its Affiliates, (i) there shall be no intercompany obligations (other than trade payables and receivables arising in the ordinary course of business) between the Seller and its Affiliates (other than the Company and its Subsidiaries), on the one hand, and the Company and its Subsidiaries, on the other hand and (ii) all Debt of the Company (other than the Permitted Closing Debt) shall be repaid and discharged and any related Lien or obligation under any Contract shall be released.

Section 5.11 Non-Competition and Non-Solicitation. (a) In furtherance of the sale of the Shares and the Business to Buyer hereunder by virtue of the transactions contemplated hereby, Seller covenants and agrees that, for a period ending on the third anniversary of the Closing Date, neither Seller nor any of its Affiliates will directly or indirectly through officers, employees, directors, agents or representatives or otherwise develop and commence the business of a pure greenfield aluminum rolling mill (the “Prohibited Business”) in any geographic area where the Company or its Subsidiaries conduct such business as of either such dates; provided, however, that it shall not be deemed to be a violation of this paragraph for Seller or any of its Affiliates, directly or indirectly, to invest in, own an interest in, or acquire all or a majority of the stock or assets of any Person which is engaged, directly or indirectly, in the Prohibited Business anywhere in the world.

(b) None of Seller, any of its Affiliates or any of their respective officers, directors, employees, agents or representatives (acting on behalf of Seller or its Affiliates) will at any time prior to two years from the Closing Date, directly or indirectly, solicit the employment or hire any individual employed by the Company or any of its Subsidiaries who as of the date hereof or as of the Closing Date (a “Covered Employee”), or solicit, induce or encourage, or assist others to solicit, induce or encourage, any person who is a Covered Employee to decline or terminate an employment arrangement with Buyer, the Company or any Subsidiary, or any of their Affiliates or successors, in each case without Buyer’s prior written consent; provided, that Seller shall not be prohibited from general advertising or solicitation not targeted to such persons. Seller shall use its reasonable best efforts to communicate the restrictions imposed by this Section 5.11(b) to all Persons who would reasonably be expected to engage in such solicitations and instruct such Persons to comply with such restrictions. From and after the date hereof, the Company and its Subsidiaries are prohibited from transferring any individual who as of the date hereof is employed by the Company or any of its Subsidiaries to Seller or any of its Affiliates.

Section 5.12 No Shop. From the date hereof until the earlier to occur of (i) termination of this Agreement pursuant to the terms and conditions hereof and (ii) the Closing, Seller, the Company and its Subsidiaries shall not (and shall cause their respective Representatives and Affiliates not to) (x) solicit, initiate, entertain, consider, encourage or accept the submission of any proposal or offer from any third party relating to the acquisition (whether by merger, purchase of stock, purchase of assets, recapitalization or otherwise) of all or substantially all or any significant part of the Business or of the Company or any of its Subsidiaries, or (y) participate in any discussions or negotiations (and each of the foregoing shall immediately cease any discussions or negotiations that are ongoing and immediately request the return or destruction of any documents and information provided to any Person in connection therewith) regarding, furnish any information with respect to, or assist or participate in any effort or attempt by any third party to do or seek any of the foregoing. Seller and its Affiliates shall enforce any existing confidentiality agreements relating to the Company or the Business and not waive any material rights thereunder.

ARTICLE VI

CONDITIONS PRECEDENT

Section 6.1 Conditions to Each Party’s Obligation. The respective obligations of Buyer and Seller to effect the transactions contemplated by this Agreement are subject to the satisfaction on or prior to the Closing Date of the following conditions:

(a) No Injunctions or Restraints. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the transactions contemplated by this Agreement shall be in effect.

(b) No Action. No action shall have been taken and no statute, rule or regulation shall have been enacted by any Governmental Authority that makes the consummation of the transactions contemplated by this Agreement illegal.

(c) HSR Act. The waiting period (and any extension thereof) applicable to the transactions contemplated by this Agreement under the HSR Act shall have been terminated or shall have expired.

(d) Other Antitrust Laws. With respect to any approval of the transactions contemplated by this Agreement by any Governmental Authority required under any Antitrust Laws, other than the HSR Act, without which the Closing would be unlawful or otherwise prohibited or restricted (i) the applicable Governmental Authority shall have declined jurisdiction over the transactions contemplated by this Agreement, (ii) the applicable Governmental Authority either (A) shall have granted explicit clearance of the transactions contemplated by this Agreement or (B) through the expiration of time periods available for its investigation, shall be deemed under Applicable Law to have granted clearance of the transactions contemplated by this Agreement, in each case, either unconditionally or on terms satisfactory to the parties consistent with their respective obligations hereunder or (iii) the applicable waiting periods thereunder shall have expired. With respect to any jurisdiction, other than the United States, where any Antitrust Laws require the notification of the transactions contemplated by this Agreement to any Governmental Authority and where the Closing would be unlawful or otherwise prohibited or restricted prior to such notification, a complete notification of the transactions contemplated by this Agreement shall have been submitted to the relevant Governmental Authority.

Section 6.2 Conditions to Obligation of Buyer. The obligation of Buyer to effect the transactions contemplated by this Agreement is subject to the satisfaction on or prior to the Closing Date of the following conditions unless waived, in whole or in part, by Buyer:

(a) Representations and Warranties. Each of the representations and warranties of Seller set forth in Section 3.1 (other than the representations and warranties set forth in Sections 3.1(a) (Good Standing and Other Matters), 3.1(b) (Ownership; Capitalization), 3.1(c) (Authority), 3.1(p) (Brokers or Finders) and 3.1(t) (Indebtedness)), when read without any qualification or references to “materiality”, “material”, “in all material respects”, “Material

Adverse Effect”, (collectively, “Materiality Qualifiers”), and without regard to any modifications or additions to the Seller Disclosure Schedule after the date hereof, shall be true and correct both as of the date hereof and as of the Closing Date as though made on and as of the such dates (except to the extent such representations and warranties speak expressly as of an earlier date), except where the failure of such representations or warranties to be so true and correct, individually or in the aggregate with all such failures, shall not have resulted in or would not reasonably be expected to result in a Material Adverse Effect; and each of the representations and warranties set forth in Sections 3.1(a) (Good Standing and Other Matters), 3.1(b) (Ownership; Capitalization), 3.1(c) (Authority), 3.1(p) (Brokers or Finders) and 3.1(t) (Indebtedness), when read without any Materiality Qualifier and without regard to any modifications or additions to the Seller Disclosure Schedule after the date hereof, shall be true and correct in all material respects both as of the date hereof and as of the Closing Date as though made on and as of such dates (except to the extent such representations and warranties speak expressly as of an earlier date). Buyer shall have received a certificate signed on behalf of Seller by its duly authorized Officer (in his or her capacity as such and not in any individual capacity) to such effect.

(b) Performance of Obligations of Seller. Seller shall have performed in all material respects all obligations required to be performed by it under this Agreement on or prior to the Closing Date, and Buyer shall have received a certificate signed on behalf of Seller by its duly authorized Officer (in his or her capacity as such and not in any individual capacity) to such effect.

(c) Closing Deliveries. All documents, instruments, certificates or other items required to be delivered at the Closing by Seller pursuant to Section 7.2(b) of this Agreement shall have been delivered.

(d) No Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Material Adverse Effect.

(e) Title; Estoppel.

(i) The Title Company shall have issued (or irrevocably committed to issue) to Buyer each of the Title Policies with respect to each of the Owned Real Property and the Real Property Leases and Leased Real Property, together with an ALTA survey each of which does not show any Liens other than Permitted Liens.

(ii) Seller shall have delivered to Buyer an estoppel certificate from the lessor under the Huntingdon, Tennessee IDB Real Property Lease, dated not earlier than 30 days prior to the Closing, specifically addressed to and naming as Beneficiaries thereunder, Buyer as the buyer of the Newco Shares and any Buyer’s lenders which may be designated by Buyer and otherwise substantially in the form of Exhibit D attached hereto.

Section 6.3 Conditions to Obligations of Seller. The obligation of Seller to effect the transactions contemplated by this Agreement is subject to the satisfaction on or prior to the Closing Date of the following conditions unless waived, in whole or in part, by Seller:

(a) Representations and Warranties. Each of the representations and warranties of Buyer set forth in this Agreement (other than the representations and warranties set forth in Sections 3.2(a) (Organization, Good Standing and Other Matters), 3.2(b) (Authority) and 3.2(e) (Brokers or Finders)), when read without any Materiality Qualifier, shall be true and correct as of both the date hereof and the Closing Date as though made on and as of such dates (except to the extent such representations and warranties expressly speak as of an earlier date) except where the failure of such representations or warranties to be so true and correct, individually or in the aggregate with all such failures, shall not have prevented or would not reasonably be expected to prevent, materially impede, interfere with or hinder the consummation by Buyer of the transactions contemplated by this Agreement; and the representations and warranties set forth in Section 3.2(a) (Organization, Good Standing and Other Matters), 3.2(b) (Authority) and

3.2(e) (Brokers or Finders), when read without any Materiality Qualifier, shall be true and correct in all material respects as of the date hereof and as of the Closing Date as though made on and as of such dates (except to the extent such representations and warranties speak expressly as of an earlier date). Seller shall have received a certificate signed on behalf of Buyer by its duly authorized Officer (in his or her capacity as such and not in any individual capacity) to such effect.

(b) Performance of Obligations of Buyer. Buyer shall have performed in all material respects all obligations required to be performed by it under this Agreement on or prior to the Closing Date, and Seller shall have received a certificate signed on behalf of Buyer by its duly authorized Officer (in his or her capacity as such and not in any individual capacity) to such effect.

(c) Closing Deliveries. All documents, instruments, certificates or other items required to be delivered at the Closing by Buyer pursuant to Section 7.2 of this Agreement shall have been delivered.

ARTICLE VII

CLOSING

Section 7.1 Closing. Unless this Agreement shall have been terminated and the transactions herein contemplated shall have been abandoned pursuant to Article X, the closing of the Acquisition (the “Closing”) shall take place at the offices of Wachtell, Lipton, Rosen & Katz located at 51 West 52nd Street, New York, New York 10019 at 10:00 a.m., New York time on the Business Day following the satisfaction or waiver of the conditions specified in Article VI (other than the conditions to be satisfied on the Closing Date, but subject to the waiver or satisfaction of such conditions) that is five Business Days following the receipt of a written request by Seller or Buyer from the other party that Closing occur, or at such other times and places as the parties hereto may mutually agree; provided, however, that the Closing shall not, other than at the election of Buyer, occur prior to sixty-five (65) days following the date of this Agreement. The date and time on which the Closing occurs is the “Closing Date”. The Closing shall be deemed to occur and be effective as of 11:59:59pm Central Standard Time on the Closing Date.

Section 7.2 Actions to Occur at Closing. (a) At the Closing, Buyer shall deliver or pay, as the case may be, to Seller the following:

(i) Closing Payment. By wire transfer of immediately available funds, the Purchase Price required to be paid by Buyer under Section 2.2;

(ii) Certificates. The certificates described in Section 6.3;

(iii) Transition Services Agreement. The Transition Services Agreement executed by Buyer, in form reasonably acceptable to Seller; and

(iv) Deed of Assignment. The Deed of Assignment contemplated by that certain Notice of Consent and Waiver (the “Century Notice of Consent and Waiver”) dated as of March 30, 2007, by and among St. Ann Bauxite Holdings Limited, Century Louisiana Inc., Century Aluminum Company, Xstrata (Schweiz) AG, Apollo Management VI, L.P., Buyer, Gramercy Alumina Holdings Inc. and Noranda Finance Inc., duly executed by Buyer and its Affiliates.

(b) At the Closing, Seller shall deliver the following to Buyer:

(i) Newco Shares. The Certificates representing the Newco Shares;

(ii) Certificates. The certificates described in Section 6.2;

(iii) Resignations. The duly signed resignations described in Section 4.5;

(iv) Deed of Amendment. The Deed of Amendment contemplated by the Century Notice of Consent and Waiver, duly executed by Seller and its Affiliates;

(v) FIRPTA Certificate. A certification from Newco that complies with Treasury Regulation Sections 1.1445-2(c)(3) and 1.897-2(h), dated no more than 30 days prior to the Closing Date and executed by a responsible corporate officer of the Newco, to the effect that no interest in Newco is a “United States real property interest” (as defined in Section 897(c)(1) of the Code); and

(vi) Transition Services Agreement. The Transition Services Agreement executed by Seller, in form reasonably acceptable to Buyer.

ARTICLE VIII

INDEMNIFICATION

Section 8.1 Survival of Representations and Warranties.

(a) Representations and Warranties of Seller. The representations and warranties of Seller contained in this Agreement shall survive until eighteen months from the Closing Date; provided, however, that the representations and warranties of Seller contained in Sections 3.1(a) (Good Standing and Other Matters), 3.1(b) (Ownership; Capitalization), 3.1(c)

(Authority), 3.1(p) (Brokers or Finders), 3.1(l) (Taxes) and 3.1(n) (ERISA Compliance; Labor) shall survive until 60 days after the expiration of the statute of limitations applicable to the matters covered thereby (giving effect to any waiver, mitigation or extension thereof), and the representations and warranties of Seller contained in Section 3.1(k) (Environmental Matters) shall survive for three years from the Closing Date (the applicable survival date for a particular representation or warranty of Seller, the “Seller Survival Date”). If a Claim Notice is given in writing prior to the Seller Survival Date, the survival period for the Claim referenced in such notice shall continue until such Claim is fully resolved. Claims not asserted in writing by the Seller Survival Date shall be irrevocably and forever abandoned.

(b) Representations and Warranties of Buyer. The representations and warranties of Buyer contained in this Agreement shall survive until eighteen months from Closing Date; provided, however, that the representations and warranties of Buyer contained in Sections 3.2(a) (Good Standing and Other Matters), 3.2(b) (Authority) and 3.2(e) (Brokers or Finders) shall survive until 60 days after the expiration of the statute of limitations applicable to the matters covered thereby (the applicable survival date for a particular representation or warranty of Buyer, the “Buyer Survival Date”). If a Claim Notice is given in writing prior to the Buyer Survival Date, the survival period for the Claim referenced in such notice shall continue until the Claim is fully resolved. Claims not asserted in writing by the Buyer Survival Date shall be irrevocably and forever abandoned.

Section 8.2 Indemnification by Seller. From and after the Closing Date, subject to the limitations and other provisions of this Article VIII, Seller and Parent jointly and severally agree to indemnify and hold harmless Buyer and Buyer’s officers, directors, employees, stockholders, advisers, agents, Affiliates, successors, heirs, permitted assigns and representatives (each, a “Buyer Indemnified Party” and, collectively, the “Buyer Indemnified Parties”) from and against any Claims, Liabilities (but not unknown, unasserted or contingent Liabilities, other than any of the foregoing that result in an incurred Liability) and reasonable costs and expenses (including reasonable attorney’s fees) as to which indemnification is sought, whether or not involving or resulting from a third-party Claim (collectively, “Losses”), arising from:

(a) any breach of any representation or warranty of Seller contained in Section 3.1 of this Agreement (disregarding any Materiality Qualifiers);

(b) any breach of any agreement, covenant or obligation of Seller contained in this Agreement;

(c) the Restructuring;

(d) any Liabilities, as and to the extent incurred, not related to the Business;

(e) any Liabilities, as and to the extent incurred, related to a Divested Entity;

(f) any Controlled Group Liability;

(g) any Debt of the Business or the Company as of the Closing Date (other than Permitted Closing Debt) or any breach of the representation and warranty of the Seller set forth in Section 3.1(e)(v); and

(h) any Environmental Claim relating to a pre-Closing Environmental Condition at any location other than the Real Property (it being understood that the Real Property includes the Remainder Industrial Park).

Section 8.3 Limitation on Indemnification Obligations of Seller and Parent.

(a) Seller Deductible Amount; Minimum Claim Amount. Seller and Parent shall not be required to indemnify any Buyer Indemnified Party pursuant to Section 8.2(a) unless and until the cumulative Losses that would otherwise be indemnifiable under Section 8.2(a) exceed $20,000,000 (the “Seller Deductible Amount”) (at which point Seller shall be required to indemnify Buyer for all Buyer’s Losses in excess of the Seller Deductible Amount) and the other provisions of this Article VIII are satisfied; provided, however, that the Seller Deductible Amount shall not apply with respect to representations and warranties set forth in Sections 3.1(a) (Good Standing and Other Matters), 3.1(b) (Ownership; Capitalization), 3.1(c) (Authority), 3.1(l) (Taxes), 3.1(p) (Brokers or Finders), 3.1(t) (Indebtedness) or to indemnification under Article IX (Tax Matters). With respect to any Claim of any Buyer Indemnified Parties for indemnification relating to a single event or state of facts or circumstances (or group of related events, facts or circumstances which shall be treated as a single event, fact or circumstance) that is otherwise indemnifiable pursuant to Section 8.2(a) or 8.2(b) and resulting in cumulative Losses to the Buyer Indemnified Parties that do not exceed $50,000 (the “Claim Threshold Amount”), such Losses shall be deemed not to be Losses for purposes of this Agreement and shall not be eligible for indemnification under Section 8.2(a) or 8.2(b).

(b) Cap. The aggregate Liability of Seller and Parent for all Losses of any kind arising under Sections 8.2(a) and 8.2(b) of this Agreement, whether based in contract, tort (including, without limitation, strict liability or negligence), warranty or on other equitable or legal grounds shall not exceed in the aggregate $150,000,000 (the “Cap”); provided, however, that the Cap shall not be applicable with respect to the representations and warranties set forth in Sections 3.1(a) (Good Standing and Other Matters), 3.1(b) (Ownership; Capitalization), 3.1(c) (Authority), 3.1(l) (Taxes), 3.1(p) (Brokers or Finders), 3.1(t) (Indebtedness) or to indemnification under Article IX (Tax Matters).

(c) Fraud Exception. The Seller Deductible Amount, Claim Threshold Amount and the Cap shall not apply to Losses arising out of fraud, willful breach or intentional misrepresentation actually committed by Seller.

(d) Post-Closing Actions of Buyer, etc. Other than with respect to Environmental Investigations, Seller and Parent shall have no obligation to indemnify a Buyer Indemnified Party for Losses pursuant to Section 8.2 to the extent that such Losses arise out of or are otherwise compounded by actions taken by Buyer, the Company or its Subsidiaries, any of their respective employees or directors, or any of their respective Affiliates or Representatives after the Closing Date (other than actions required by this Agreement or, subject to Section 8.6(b), arising from the ordinary course operation of the Business consistent with past practice)

and such Losses shall not be included in the determination of whether the Seller Deductible Amount and the Claim Threshold Amount have been reached. For purposes of this paragraph, “Environmental Investigations” shall mean any environmental audits, assessments or investigations undertaken by Buyer at or in connection with any Facility or Real Property, including any sampling of soil, sediment, groundwater, surface water or air.

(e) Post-Closing Discovery of an Indemnified Environmental Condition or Claim.

(i) In the event that Buyer should discover a material Release at any Real Property requiring remediation pursuant to applicable Environmental Law and qualifying for indemnification pursuant to this Agreement, Seller have the right but not the obligation to conduct and control the management of such remediation (including further investigation, response, cleanup, and other remedial actions, collectively Remedial Action). Buyer must notify Seller within 30 days of discovery of such Release and provide all relevant supporting information, and Seller shall within 60 days of receipt of such notice notify Buyer that (i) it will undertake said responsibility, (ii) more information is needed from Buyer before Seller can reasonably determine that Buyer’s claim is subject to indemnification pursuant to this Agreement, or (iii) it does not intend to undertake the Remedial Action. In all cases, Seller shall complete its further review in such time as may be required to comply with Environmental Law. Buyer shall promptly respond to such requests for information (to the extent such information is reasonably available to Buyer) and, within 30 days of receipt of such information, Seller shall notify Buyer as to whether it will undertake the Remedial Action. Prior to a determination by Seller under this Section 8.3(e)(i) that it will undertake a Remedial Action, Buyer shall take only those actions necessary to (i) comply with applicable Environmental Laws during the relevant time period, or (ii) address conditions that pose an immediate and acute health risk (unless additional actions are approved in writing by Seller). In undertaking a Remedial Action with respect to which Seller has an indemnification obligation, Seller’s obligation shall cease upon notice from the appropriate Governmental Authority or third party that no further investigation or remediation is necessary with respect to the matter that is the subject of the indemnification claim or, if no Governmental Authority or third party is involved in such matter, a good faith determination from an independent environmental consultant reasonably acceptable to Buyer that no further investigation or remediation is required to bring the relevant Real Property into conformance with applicable Remedial Action standards. Buyer shall not take any actions that interfere with Seller’s performance of the Remedial Action. Seller shall undertake any such work required herein in a manner designed to minimize any disruption of the conduct of operations at the Real Property. Buyer shall allow Seller continuous reasonable access (at reasonable times and upon reasonable advance notice) to conduct any of the work contemplated herein and shall fully cooperate with Seller in the performance of the Remedial Action, including providing Seller with reasonable access to employees and documents, applying for and obtaining any permits, licenses or authorizations that are required in connection with the Remedial Action, authorizing the use of Buyer’s hazardous waste generator identification number for disposal of wastes generated in connection with the Remedial Action (to the extent Seller is unable to obtain its own such number), and providing access to Facility utilities required in connection with the Remedial Action, all at Seller’s sole expense. If Seller declines to undertake the performance of a Remedial Action or is grossly negligent in its performance and fails to cure such performance within a reasonable period after receiving notice from Buyer, Buyer shall be entitled to undertake the Remedial Action. Buyer shall promptly provide copies to Seller of all material notices, correspondence, draft reports, submissions, work plans, and final reports and shall give Seller a reasonable opportunity (at Seller’s own expense) to comment on any material submissions Buyer intends to deliver or submit to any appropriate Governmental Agency prior to said submission. Seller may, at its own expense, hire its own consultants, attorneys or other professionals to monitor the Remedial Action, including any field work undertaken by Buyer, and Buyer shall provide to Seller the results of all such field work. Seller’s decision to allow Buyer to undertake Remedial Action hereunder shall not enlarge or otherwise affect Seller’s obligation to indemnify Buyer for said Remedial Action only to the extent necessary to achieve the applicable Remedial Action standard or obtain notice from a Governmental Authority that no further action is necessary.

(ii) Notwithstanding the general provisions of Section 8.7 of this Agreement, Seller has the right but not the obligation to defend and/or settle on behalf of Buyer against any third-party claims asserted after closing that qualify for indemnification pursuant to this Agreement as to Environmental Matters unless and except Buyer determines that its material interests cannot be fully and fairly represented by Seller, in which case Buyer may separately defend with counsel of its choosing at its sole cost. Buyer must notify Seller within 30 days of receiving notification of the existence of any such third-party claim and provide all relevant supporting information, and Seller shall within 60 days of receipt of such notice notify Buyer that (i) it intends to defend or settle such claim, (ii) more information is needed from Buyer before Seller can reasonably determine that such claim is subject to indemnification pursuant to this Agreement, or (iii) it does not intend to undertake a defense or settlement. Buyer shall promptly respond to such requests for information (to the extent such information is reasonably available to Buyer) and, within 30 days of receipt of such information, Seller shall notify Buyer as to whether it will undertake the defense or settlement. Seller shall complete its further review in such shorter time as may be required to comply with applicable judicial or administrative requirements. Buyer shall cooperate in such defense and shall allow Seller continuous reasonable access (at reasonable times and upon reasonable advance notice) to all Buyer’s employees and records and other information in the possession or control of Buyer deemed by Seller as relevant to defending or settling such claims, and Buyer shall allow Seller reasonable access to the Real Property for purposes of investigating and defending such claims (at reasonable times and upon reasonable advance notice). Seller’s decision to allow Buyer to undertake defense or settlement of such claims shall not enlarge or otherwise affect Seller’s obligation to indemnify Buyer for such claims only to the extent that such claims fall within the scope of Seller’s representations and warranties and limitations set forth in Section 8.3(a) of this Agreement.

(f) Direct Losses Only. Notwithstanding anything contained elsewhere in this Agreement, “Losses” shall not include punitive, exemplary, consequential or incidental damages (including Losses for lost profits or diminution in value) and shall be limited to actual damages without regard to any calculation based upon any multiple of earnings or other method whether or not any such method was used to determine or negotiate the Purchase Price.

(g) No Liability for Recorded Amounts. Notwithstanding any other provision of this Agreement, the amount of any Loss subject to indemnification under Section 8.2 shall be calculated net of any amounts reflected in the 2006 Financial Statements.

(h) No Setoff. The parties agree that neither Buyer nor any of the Buyer Indemnified Parties shall have any rights to set-off any Loss against any amount otherwise due to Seller.

(i) Known Liabilities. Notwithstanding anything contained elsewhere in this Agreement, the parties agree that the Buyer Indemnified Parties shall not be entitled to recover pursuant to Section 8.2(a) for (and the term “Losses”, for purposes of Section 8.2(a), shall not be construed to include):

(i) with respect to the Key Warranties (other than Section 3.1(j)), any Liability or other matter arising from facts or circumstances identified or disclosed to Buyer or its Representatives by Seller or its agents, advisors, consultants or Representatives prior to the date hereof in the Seller Disclosure Schedule;

(ii) with respect to Section 3.1(j), any Liability or other matter arising from facts or circumstances identified or disclosed to Buyer or its Representatives by Seller or its agents, advisors, consultants or Representatives in the Seller Disclosure Schedule or a Supplemental Disclosure Item provided in accordance with Section 4.3(b);

(iii) with respect to all representations and warranties of Seller other than the Key Warranties, any Liability or other matter arising from facts or circumstances identified or disclosed to Buyer or its Representatives by Seller or its agents, advisors, consultants or Representatives prior to the Closing Date in the Disclosed Matters, the Seller Disclosure Schedule or a Supplemental Disclosure Schedule.

The waiver of any condition based on the accuracy of any representation or warranty as of the time such representation was made, or on the performance of or compliance with any covenant or obligation, will be deemed, for all purposes hereunder, as a waiver by such party of the right to indemnification for Losses related to such inaccuracy, failure to perform or noncompliance.

(j) Change in Law. Seller shall not have any Liability to Buyer for any Claim relating to any Transaction Document or the transactions contemplated thereby where the Claim is related to any laws not in existence and in effect as of the date of this Agreement or any changes after the date of this Agreement to any such laws, including in each case retroactive existence or effectiveness of or changes to the foregoing.

(k) Single Recovery. The parties agree that if a party is entitled to indemnification under more than one provision of this Agreement, then such party shall be entitled to only one indemnification or recovery with respect to the Losses arising out of the same circumstances and events (it being understood that the purpose of this sentence is solely to preclude a duplicate recovery by such party).

(l) Joint Venture Matters. The parties agree that the Buyer Indemnified Parties shall not be entitled to recover from the Seller or Parent for Losses incurred directly or indirectly by Gramercy Alumina LLC or St. Ann Bauxite Ltd in excess of the Buyer Indemnified Party’s pro rata share of such Losses; provided, however, that the foregoing shall not limit Buyer Indemnified Parties from recovering from the Seller or Parent for any Losses actually incurred by Buyer Indemnified Parties; and provided, further, however, that the determination of the respective responsibilities of the Joint Venture partners shall be based on the terms of the Joint Venture as of the date of this Agreement. Buyer shall (x) use commercially reasonable efforts to seek reimbursement from Buyer’s Joint Venture partners for any Loss (or portion of Loss) incurred by Buyer in respect of a Joint Venture for which a Joint Venture partner is liable under the agreements governing such Joint Venture, and (y) reimburse Seller if Buyer recovers a payment from a Joint Venture partner in respect of a Loss relating to which Buyer previously received a payment from Seller pursuant to this Article VIII, such reimbursement to be in an amount equal to the excess of (I) the sum of the payment from the Joint Venture partner and the payment from the Seller over (II) the Loss in respect of which such payments were made.

Section 8.4 Indemnification by Buyer. From and after the Closing Date, subject to the limitations and other provisions of this Article VIII, Buyer agrees to indemnify and hold harmless Seller and Seller’s officers, directors, employees, stockholders, advisers, agents, Affiliates, successors, heirs, permitted assigns and representatives (each, a “Seller Indemnified Party” and, collectively, the “Seller Indemnified Parties”), from and against any Losses arising from:

(a) any breach of any representation or warranty of Buyer contained in this Agreement (disregarding any Materiality Qualifiers); and

(b) any breach of any agreement, covenant or obligation of Buyer contained in this Agreement.

Section 8.5 Limitation on Indemnification Obligations of Buyer.

(a) Buyer Deductible Amount; Minimum Claim Amount. Buyer shall not be required to indemnify any Seller Indemnified Party pursuant to Section 8.4(a) unless the cumulative losses that would otherwise be indemnifiable under Section 8.4(a) exceed $20,000,000 (the “Buyer Deductible Amount”) (at which point Buyer shall be required to indemnify Seller for all Seller’s Losses in excess of the Buyer Deductible Amount), and the other provisions of this Article VIII are satisfied. With respect to any Claim of any Seller Indemnified Parties for indemnification relating to a single event or state of facts or circumstances (or group of related events, facts or circumstances which shall be treated as a single event, fact or circumstance) that is otherwise indemnifiable pursuant to Section 8.4(a) and resulting in cumulative Losses to the Seller Indemnified Parties that do not exceed the Claim Threshold Amount, such Losses shall not be deemed to be Losses for purposes of this Agreement and shall not be eligible for indemnification under Section 8.4(a).

(b) Cap. The aggregate Liability of Buyer for all Losses of any kind arising under Sections 8.4(a) and 8.4(b) of this Agreement, whether based in contract, tort (including,

without limitation, strict liability or negligence), warranty or on other equitable or legal grounds shall not exceed the Cap.

(c) Fraud Exception. The Buyer Deductible Amount, Claim Threshold Amount and Cap shall not apply to Losses arising out of fraud, willful breach or intentional misrepresentation actually committed by Buyer.

(d) Direct Losses Only. Notwithstanding anything contained elsewhere in this Agreement, “Losses” shall not include punitive, exemplary, consequential or incidental damages (including Losses for lost profits or diminution in value) and shall be limited to actual damages without regard to any calculation based upon any multiple of earnings or other method whether or not any such method was used to determine or negotiate the Purchase Price

Section 8.6 Effect of Insurance; Mitigation.

(a) Effect of Insurance. For purposes of computing the amount of Losses incurred, paid or accrued by a party pursuant to this Article VIII, any net insurance proceeds or other reimbursements or benefits relating to such Losses that a party actually receives shall be subtracted from such Losses, or delivered to the indemnifying party, in the event such Loss has already been paid by such party.

(b) Mitigation. Within reasonable time of an Indemnified Party becoming aware of an event that results in a Loss, such Indemnified Party shall take reasonable steps, consistent with sound commercial practices, to mitigate any such Loss (and in the case of Buyer, consistent with the operations of the Business as then being conducted); provided, that no party shall be obligated to take any such steps if such steps would be detrimental to the Business.

Section 8.7 Indemnification Procedures.

(a) Notice of Claims – Non-Third-Party Claims. A Buyer Indemnified Party or Seller Indemnified Party seeking indemnification hereunder (the “Indemnified Party”) shall, within the relevant limitation period provided for in Article VIII, (i) in the case of indemnification sought by any Seller Indemnified Party, give to Buyer, or (ii) in the case of indemnification sought by any Buyer Indemnified Party, give to Seller, written notice (a “Claim Notice”) describing in reasonable detail the facts giving rise to the Claim for indemnification and shall include in such Claim Notice (if then known or susceptible to estimation) the amount or the method of computation of the amount of such Claim, and a reference to the provision of this Agreement upon which such Claim is based; provided, however, that failure to give such written notice shall not relieve the Indemnitor of its obligations hereunder, except to the extent the Indemnitor shall have been actually prejudiced by such failure.

(b) Claim Payment and Disputes – Non-Third-Party Claims. The party from which indemnification is sought pursuant to a Claim Notice (the “Indemnitor”) shall have 10 Business Days after its receipt of a Claim Notice to (i) agree to the amount or method of determination set forth in the Claim Notice and pay such amount to such Indemnified Party in immediately available funds or (ii) provide such Indemnified Party with written notice that it disputes its obligation to provide the indemnification sought in the Claim Notice (a “Dispute Notice”). If the Indemnitor delivers a Dispute Notice, the Indemnitor and the Indemnified Party

shall negotiate in good faith to resolve the matter. In the event that the controversy is not resolved within 10 Business Days of the giving of the Dispute Notice, the parties thereafter may pursue any and all available remedies at law (subject to the limitations and conditions provided in this Agreement).

(c) Third-Party Claims. If a Claim by a third party is made against an Indemnified Party for which the Indemnified Party intends to seek indemnity under this Article VIII, such Indemnified Party shall promptly (i) in the case of indemnification sought by a Seller Indemnified Party, notify Buyer or (ii) in the case of indemnification sought by Buyer Indemnified Party, notify Seller, in writing of such Claims, setting forth a description of such Claims in reasonable detail; provided, however, that failure to give such written notice shall not relieve the Indemnitor of its obligations hereunder, except to the extent the Indemnitor shall have been actually prejudiced by such failure. The Indemnitor shall have 30 Business Days after receipt of such notice to undertake, conduct and assume control, through counsel of its own choosing and at its own expense, of the settlement or defense of such Claim, and the Indemnified Party shall cooperate fully at the expense of Indemnitor in connection therewith; provided, however, if (i) the Claim relates to or arises in connection with any criminal proceeding, action, indictment, allegations or investigations; (ii) the Claim seeks an injunction or equitable relief against the Indemnified Party; or (iii) the Indemnified Party reasonably believes an adverse determination with respect to the Claim could reasonably be expected to have a Material Adverse Effect on the Business then the Indemnitor shall reasonably cooperate and consult with the Indemnified Party in respect to such matter; and provided, further, however, that where the Indemnitor assumes control of the settlement or defense of such Claim as permitted by this Section 8.7(c), the Indemnified Party may participate in such settlement or defense through counsel chosen by such Indemnified Party and paid at its own expense. Neither the Indemnified Party nor the Indemnitor shall pay or settle any such Claim without the written consent of the other. If the Indemnitor has received the Indemnified Party’s written notice of a third-party Claim of indemnity hereunder and does not notify the Indemnified Party in writing within 30 Business Days after receipt of such notice that it elects to undertake the defense thereof, the Indemnified Party shall have the right to undertake, at Indemnitor’s cost, risk and expense, the defense, compromise or settlement of the Claim, but shall not thereby waive any right to indemnity therefor pursuant to this Agreement.

Section 8.8 Exclusive Remedy. Other than for fraud, willful breach or intentional misrepresentation actually committed by a party and other than claims under Article IX, and subject to Sections 10.2 and 11.7, the provisions of this Article VIII shall be the sole and exclusive remedy following the Closing for Losses arising from any breach or inaccuracy of any representation or warranty made in this Agreement or in any other certificate, document, writing or instrument delivered pursuant to this Agreement, whether or not related to Claims by third parties, regardless of whether such Claim arises under contract, breach of warranty, tort or under any other legal remedy, and regardless of whether such Claim relates to any breach, cause of action or conduct that occurred prior to or following the Closing Date.

ARTICLE IX

TAX MATTERS

Section 9.1 Tax Covenants. (a) Buyer covenants that, without the prior consent of Seller, it will not cause or permit the Company or any of its Subsidiaries to effect any extraordinary transaction on the Closing Date after the Closing (including, without limitation, by making an election pursuant to Section 338 of the Code) that would reasonably be expected to give rise to any Tax liability of Seller or any Affiliate of Seller (or any indemnification obligation of Seller under Section 9.6), which liability would not have arisen, but for such action that is caused by Buyer, it being agreed and understood that actions contemplated by this Agreement shall not constitute a violation of this Section 9.1.

(b) After the Closing Date, Buyer and its Affiliates (including the Company and its Subsidiaries) shall not, without the prior written consent of Seller, agree to the waiver or any extension of any statute of limitations relating to any Taxes of the Company or any of its Subsidiaries for any taxable period that ends on or before the date hereof. Buyer and its Affiliates (including the Company and its Subsidiaries) shall not, without the prior written consent of Seller (such consent not to be unreasonably withheld), agree to the waiver or any extension of any statute of limitations relating to any Taxes of the Company or any of its Subsidiaries for any Stub Tax Period or Straddle Tax Period. This paragraph (b) shall not apply to a waiver or extension relating to state or local income or franchise Taxes for a taxable period that conforms to a taxable period that remains open for Federal Income Tax purposes.

Section 9.2 Preparation and Filing of Tax Returns. (a) Seller shall prepare and file, or cause to be prepared and filed, all Tax Returns required to be filed by or on behalf of the Company or any of its Subsidiaries with respect to a Pre-Closing Tax Period, including the consolidated Federal Income Tax Return for the short taxable year that ends on the Closing Date. Seller shall timely pay, or cause to be timely paid, to the relevant Taxing Authority any Taxes due with respect to such Tax Returns; provided, however, that, with respect to such Tax Returns, Buyer shall indemnify Seller for the amount of any Buyer Assumed Taxes. Any Tax Return for a Pre-Closing Tax Period prepared by Seller and required to be filed by Buyer, the Company or a Subsidiary after the Closing shall be furnished by Seller to Buyer, the Company, or the appropriate Subsidiary, as the case may be, for signature and filing at least thirty (30) days prior to the due date for filing such Tax Return, and Buyer, the Company or the applicable Subsidiary, as the case may be, shall promptly sign and timely file any such Tax Return; provided, however, that neither Buyer, nor the Company or any Subsidiary shall be required to file any material Tax Return (i) that was not prepared, subject to Section 9.2(e), on a basis consistent with past practice to the extent applicable (any such objection, a “Past Practice Objection”), or (ii) if Buyer reasonably determines that the likelihood of each material position reflected on such Tax Return being upheld in a Tax proceeding is not greater than 50% or such higher standard as may be required under applicable state, local or non-U.S. law to avoid the imposition of penalties (any such objection, a “Penalty Objection” and such standard, the “Applicable Tax Return Review Standard”). In the event Buyer timely notifies Seller in writing of an objection with respect to a Tax Return for a Pre-Closing Tax Period, the parties shall negotiate in good faith to resolve the disputed items within the following ten (10) days; provided, further, however, that, in the case of any Tax Return with respect to any Pre-Closing Tax Period beginning after the date hereof,

Seller shall make any revisions to such Tax Return that are reasonably requested by Buyer in writing to the extent such revisions relate solely to Buyer Assumed Taxes. In the case of any Past Practice Objections, if the parties are unable to resolve all disputed items within such 10-day period, Seller and Buyer shall jointly appoint KPMG (or, in the case KPMG does not accept such appointment, Deloitte & Touche, or in the case Deloitte & Touche does not accept such appointment, such other independent accounting firm as the parties shall, acting in good faith, mutually agree upon) (the “Accounting Expert”) to resolve all disputed issues as promptly as possible; provided, however, that, if the Accounting Expert is unable to make a determination with respect to any disputed issue within three (3) days prior to the due date (including extensions) for the filing of the applicable Tax Return, then Buyer shall cause such Tax Return to be filed as prepared by Seller (after such Tax Return has been revised to reflect all issues resolved by the parties as of the filing date under this Section 9.2(a)); provided, further, however, that the Accounting Expert shall make a determination, after the filing of such Tax Return, with respect to any remaining disputed issues relating to Past Practice Objections, and the amount of Taxes for which Seller is responsible shall be as determined by the Accounting Expert. The fees and expenses of the Accounting Expert shall be shared equally between Seller and Buyer. In the case of any Penalty Objection, after ten (10) days of good faith negotiation, Seller shall (y) retain a nationally recognized law or accounting firm to deliver an opinion, in form and substance reasonably satisfactory to Buyer, at least five (5) days prior to the due date (including extensions) for the filing of the applicable Tax Return, to the effect that Seller’s position satisfies the Applicable Tax Return Review Standard, provided, that, upon receipt of such opinion, Buyer shall cause the Company or its Subsidiary, as applicable, to timely file the relevant Tax Return, or (z) revise such Tax Return in a manner that is reasonably satisfactory to Buyer, which shall then cause the Company or its Subsidiary, as applicable, to timely file the relevant Tax Return. The fees and expenses of any law or accounting firm that delivers an opinion with respect to a Penalty Objection shall be shared equally between Seller and Buyer. The parties acknowledge and agree that signing and filing a Tax Return in accordance with this subsection shall not be considered an acknowledgement that such Tax Return was prepared in accordance with past practice. At Seller’s reasonable request and at Seller’s sole expense, Buyer shall file amended Tax Returns for taxable periods that end on or before the Closing Date to claim any refunds to which Seller is entitled pursuant to Section 9.2(c), except to the extent that Buyer determines that the filing of any such amended Tax Return would reasonably be expected to have an adverse effect on Buyer, any of its Affiliates, the Company or any of its Subsidiaries in a Post-Closing Tax Period that is material.

(b) Buyer shall prepare and file, or cause to be prepared and filed, all Tax Returns required to be filed by the Company or any of its Subsidiaries with respect to a Straddle Tax Period and shall pay all Taxes due with respect to such Tax Returns; provided, however, that, with respect to such Tax Returns, (A) Seller shall indemnify Buyer for any amount for which Seller is responsible pursuant to Section 9.6 and (B) Buyer will reimburse Seller for any overpayment of Taxes (determined in accordance with Section 9.8) by reason of Seller’s payment of any estimated Taxes. Buyer shall furnish all such Tax Returns that are material to Seller for its consent (which consent shall not be unreasonably delayed or withheld) at least twenty-five (25) days prior to the due date (including extensions) for filing such Tax Returns. In the event Seller timely notifies Buyer in writing of a Past Practice Objection with respect to a Straddle Tax Return, the parties shall negotiate in good faith to resolve the disputed items within the following ten (10) days. If the parties are unable to resolve all disputed items within such 10-

day period, Seller and Buyer shall jointly request the Accounting Expert to resolve all disputed issues as promptly as possible; provided, however, that, if the Accounting Expert is unable to make a determination with respect to any disputed issue within three (3) days prior to the due date (including extensions) for the filing of the applicable Tax Return, then Buyer shall cause such Tax Return to be filed as prepared (after such Tax Return has been revised to reflect all issues resolved by the parties as of the filing date under this Section 9.2(b)); provided, further, however, that the Accounting Expert shall make a determination, after the filing of such Tax Return, with respect to any remaining disputed issues relating to Past Practice Objections, and the amount of Taxes for which Seller and Buyer, respectively, are responsible shall be as determined by the Accounting Expert. The fees and expenses of the Accounting Expert shall be shared equally between Seller and Buyer. Buyer shall not file any amended Tax Returns with respect to any Straddle Tax Period of the Company or any Subsidiary without Seller’s prior written consent (which consent shall not be unreasonably withheld).

(c) Except as otherwise provided in the following sentence, any refunds actually received, or applied against a Tax liability for any taxable period, by Buyer or any of its Affiliates of Taxes of the Company or the Subsidiaries for any Pre-Closing Tax Period (other than refunds with respect to Buyer Assumed Taxes) shall be for the account of Seller. Provided that Buyer has satisfied Section 9.2(f) below, Buyer shall be entitled to any refund of Taxes of the Company or any of its Subsidiaries (including any combined, consolidated, unitary or affiliated group of which the Company or any Subsidiary is or has been a member) that is attributable to the carryback of any Tax attribute arising in a Post-Closing Tax Period. Any refunds of Taxes of the Company or any of its Subsidiaries for any taxable period beginning after the Closing Date shall be for the account of Buyer. Any refunds of Taxes of the Company or any of its Subsidiaries for any Straddle Tax Period and any refunds of Taxes for any Stub Tax Period shall be equitably apportioned between Seller and Buyer, such that any such refund of Excluded Taxes is apportioned to Seller and any other such refund is apportioned to Buyer, in accordance with the principles set forth in Section 9.8(b) and (c). Each party shall forward, and shall cause its Affiliates to forward, to the party entitled pursuant to this Section 9.2(c) to a refund of Taxes, the amount of such refund within ten (10) days after such refund is received or applied against another Tax liability, as the case may be, in each case net of any costs to the party receiving such refund.

(d) Except where the Company or any Subsidiary is required by Applicable Law to carry back a Tax asset arising in a Post-Closing Tax Period to a Pre-Closing Tax Period, Buyer shall not file any amended Tax Return with respect to the Company or any of its Subsidiaries for a Pre-Closing Tax Period.

(e) Except to the extent otherwise required due to a change in Applicable Law and except with respect to the items set forth in Schedule 4.1(m) of the Seller Disclosure Schedule, each Tax Return with respect to a Pre-Closing Tax Period or a Straddle Tax Period shall be prepared by Buyer or Seller, as applicable, in a manner consistent with past practice.

(f) Buyer shall cause the Company and each Subsidiary to elect, where permitted by Applicable Law, to carry forward any Tax asset arising in a Post-Closing Tax Period that would, absent such election, be carried back to a Pre-Closing Tax Period of the

Company or any Subsidiary (or any consolidated, combined, unitary or affiliated group of which the Company or any Subsidiary is or was a member).

Section 9.3 Transfer Taxes. In the case of any Transfer Taxes imposed on the sale and purchase of the Newco Shares pursuant to this Agreement, (i) Seller shall be liable for any such Transfer Taxes imposed by a Taxing Authority of Canada or any of its provinces or territories (“Canadian Transfer Taxes”); (ii) Buyer shall be liable for up to $1,000,000 of any non-Canadian Transfer Taxes; and (iii) the parties shall split equally any non-Canadian Transfer Taxes in excess of $1,000,000. Except as otherwise required by Applicable Law, Buyer shall prepare all Tax Returns with respect to any such Transfer Taxes and the parties shall cooperate in the preparation and filing of all Tax Returns relating to Transfer Taxes.

Section 9.4 Tax Sharing Agreements. Any and all existing Tax sharing agreements between the Company or any of its Subsidiaries, on the one hand, and Seller or any Affiliate of Seller (other than the Company or any of its Subsidiaries), on the other, will be terminated as of the date hereof. After the date hereof, none of the Company, any Subsidiary, Seller or any Affiliate of Seller will have any further rights or liabilities thereunder.

Section 9.5 Cooperation. (a) Buyer and Seller agree to furnish or cause to be furnished to each other, upon request, in a timely manner, such information (including access to books and records) and assistance relating to the Company or any of its Subsidiaries reasonably requested by the other party for the filing of any Tax Return, for the preparation of any audit, for the prosecution or defense of any claim, suit or proceeding relating to any proposed adjustment, or any claim pursuant to this Article IX. Buyer and Seller shall also make available (or cause to be made available) to the other, as reasonably requested, any employees, representatives or agents responsible for preparing, maintaining, and interpreting information or documents relating to Tax matters.

(b) Buyer and Seller shall reasonably cooperate with each other in the conduct of any audit or other proceedings involving the Company or any of its Subsidiaries for any Tax purposes.

Section 9.6 Indemnification by Seller. (a) Seller and Parent jointly and severally shall be responsible for and shall indemnify Buyer, any Affiliate of Buyer (including the Company or any of its Subsidiaries) against, and agrees to hold each of them harmless from, (i) Excluded Taxes, (ii) Transfer Taxes to the extent required to be borne by Seller pursuant to Section 9.3, (iii) Taxes arising from or in connection with any breach by Seller of any covenant contained in this Agreement (but only to the extent appropriate to reflect the relative fault of the Seller, on the one hand, and Buyer on the other hand), and (iv) all costs and expenses, including reasonable legal fees and expenses, attributable to any item in clauses (i) through (iii).

Section 9.7 Indemnification by Buyer. Buyer shall be responsible for and shall indemnify Seller and Affiliates of Seller against and agrees to hold them harmless from (i) Taxes of the Company or its Subsidiaries for any Post-Closing Tax Period (other than Excluded Taxes), (ii) Transfer Taxes to the extent required to be borne by Buyer pursuant to Section 9.3, (iii) Taxes arising from or in connection with any breach by Buyer of any covenant contained in this Agreement (but only to the extent appropriate to reflect the relative fault of the Seller, on the one hand, and Buyer, on the other hand), (iv) Buyer Assumed Taxes and (v) all costs and expenses, including reasonable legal fees and expenses, attributable to any item in clauses (i) through (v).

Section 9.8 Straddle Tax Periods and Stub Tax Periods. (a) In the case of any Taxes that are payable for a Straddle Tax Period, to the extent permitted by Applicable Law or administrative practice, any taxable year of the Company or any of its Subsidiaries (and any consolidated, combined, unitary or affiliated group of which the Company or any Subsidiary is a member) that includes the Closing Date will be treated as ending on (and including) the Closing Date.

(b) In the case of any Taxes that are payable for a Straddle Tax Period that is not treated under Section 9.8(a) as ending on the Closing Date, the portion of such Tax related to the Pre-Closing Tax Period will be deemed to be (i) in the case of any real, personal and intangible property Taxes (“Property Taxes”), the amount of such Tax for the entire Straddle Tax Period multiplied by a fraction the numerator of which is the number of days in the Straddle Tax Period that are in the Pre-Closing Tax Period and the denominator of which is the number of days in the entire Straddle Tax Period, and (ii) in the case of any Taxes other than Property Taxes, the amount which would be payable if the relevant Tax period had ended on and included the Closing Date, provided, that exemptions, allowances or deductions that are calculated on an annual basis shall be allocated between the Pre-Closing Tax Period and the Post-Closing Tax Period in proportion to the number of days in each period. Each Subsidiary that is classified as a partnership or “flow through” entity for Tax purposes shall be treated as if its taxable year ended as of the close of business on the Closing Date, and Taxes attributable to the income and gain of each such entity through the close of business on the Closing Date shall be considered to be attributable to the Pre-Closing Tax Period.

(c) In the case of any Taxes of the Company (without giving effect to the last sentence of Section 4.4) and its Subsidiaries (other than any Divested Entity) that are payable for a Stub Tax Period, the portion of such Tax related to the Pre-Signing Portion will be deemed to be (i) in the case of Property Taxes, the amount of such Tax for the entire Stub Tax Period multiplied by a fraction the numerator of which is the number of days in the Stub Tax Period that are in the Pre-Signing Portion and the denominator of which is the number of days in the entire Stub Tax Period, and (ii) in the case of any Taxes other than Property Taxes, the amount which would be payable if the relevant Tax period had ended on and included the date hereof, provided, that exemptions, allowances or deductions that are calculated on an annual basis shall be allocated between the Pre-Signing Portion and the Post-Signing Portion in proportion to the number of days in each period. For purposes of allocating Taxes of the Company (without giving effect to the last sentence of Section 4.4) and its Subsidiaries (other than any Divested Entity) with respect to a Stub Tax Period, each Subsidiary that is classified as a partnership or “flow through” entity for Tax purposes shall be treated as if its taxable year ended as of the close of business on the date hereof, and Taxes attributable to the income and gain of each such entity through the close of business on the date hereof shall be considered to be attributable to the Pre-Signing Portion.

Section 9.9 Contests. (a) Each party entitled to an indemnity payment pursuant to Section 9.6 or Section 9.7 hereof (a “Tax Indemnified Party”), agrees to give written notice to the indemnifying party (the “Tax Indemnitor”) of any written notice received by the Tax Indemnified Party or an Affiliate of such Tax Indemnified Party (including, in the case where Buyer is the Tax Indemnified Party, the Company or any of its Subsidiaries) which involves the assertion (either written or oral) of any claim, or the commencement of any audit, suit, action or proceeding (collectively, a “Tax Claim”) in respect of which indemnity may be sought (an “Indemnifiable Tax”) within 15 days of such receipt; provided, however, that failure to give such written notice shall not relieve the Tax Indemnitor of its obligations hereunder, except to the extent the Tax Indemnitor shall have been actually prejudiced by such failure. The Tax Indemnified Party will give the Tax Indemnitor such information with respect to the Tax Claim as the Tax Indemnitor may reasonably request.

(b) Seller shall have the right to control (including, without limitation, by settling, compromising or abandoning such Tax Claim at any time) any Tax Claim in respect of the Company or a Subsidiary for any taxable period that ends on or before the Closing Date; provided, however, that (A) Seller shall consult with Buyer before taking any significant action in connection with such Tax Claim if such Tax Claim would reasonably be expected to have an adverse effect on Buyer or any of its Affiliates (including, after the Closing, the Company and its Subsidiaries) in a Post-Closing Tax Period that is material, and (B) Seller shall not, without obtaining the prior written consent of Buyer (which consent shall not be unreasonably withheld or delayed), settle, compromise or abandon any such Tax Claim, if such action would reasonably be expected to have an adverse effect on Buyer or any of its Affiliates (including, after the Closing, the Company and its Subsidiaries) in a Post-Closing Tax Period that is material.

(c) In the case of a Tax Claim for a Straddle Tax Period of the Company or any Subsidiary, the Controlling Party shall have the right to control such Tax Claim; provided, however, that (A) the Controlling Party shall provide the Non-controlling Party with a timely and reasonably detailed account of each phase of such Tax Claim, (B) the Controlling Party shall consult with the Non-controlling Party before taking any significant action in connection with such Tax Claim, (C) the Controlling Party shall consult with the Non-controlling Party and offer the Non-controlling Party an opportunity to comment before submitting any written materials prepared or furnished in connection with such Tax Claim, (D) the Controlling Party shall defend such Tax Claim diligently and in good faith as if it were the only party in interest in connection with such Tax Claim, (E) the Non-controlling Party shall be entitled to participate in such Tax Claim and (F) the Controlling Party shall not settle, compromise or abandon any such Tax Claim without obtaining the prior written consent, which consent shall not be unreasonably withheld or delayed, of the Non-controlling Party if such settlement, compromise or abandonment would reasonably be expected to have an adverse effect on the Non-controlling Party or any of its Affiliates that is material. “Controlling Party” shall mean whichever of Seller or Buyer is reasonably expected to bear the greater Tax liability in connection with a Tax Claim described in this Section 9.9(c).

(d) Buyer shall have the right to control any Tax Claim involving the Company or any Subsidiary (other than any Tax Claim described in Section 9.9(b) or (c)).

Section 9.10 Other Matters. (a) Any amount of any Loss for which reimbursement or indemnification is provided under this Agreement shall be (i) paid net of any Tax benefit actually realized by the reimbursed party arising from the incurrence or payment of any such Loss, and (ii) increased by the amount of any Tax cost actually realized by the indemnified party solely as a result of the receipt or accrual of the indemnification payment. In determining the amount of any net Tax benefit or Tax cost, as applicable, the indemnified party shall be deemed to realize all other items of income, gain, loss, deduction or credit before realizing any items arising from the receipt of any indemnity payment hereunder or the incurrence or payment of any indemnified Loss. An indemnified party shall be deemed to have “actually realized” a net Tax benefit or Tax cost, as the case may be, to the extent that and at such time as the amount of Taxes payable by such indemnified party is increased above or reduced below, as the case may be, the amount of Taxes that such indemnified party would be required to pay but for the receipt or accrual of the indemnity payment or the incurrence or payment of such indemnified amount, as the case may be.

(b) The parties agree to treat any indemnity payment under this Agreement, for all Income Tax purposes, as an adjustment to the purchase price, except to the extent otherwise required pursuant to a Final Determination.

(c) Anything in this Agreement to the contrary notwithstanding, indemnification for any and all Tax matters and the procedures with respect thereto shall be governed exclusively by this Article IX and shall not be governed by the provisions of Article VIII.

ARTICLE X

TERMINATION, AMENDMENT AND WAIVER

Section 10.1 Termination. This Agreement may be terminated and the Acquisition may be abandoned at any time prior to the Closing:

(a) by mutual written consent of Buyer and Seller;

(b) by either Buyer or Seller:

(i) if there shall have been any breach by the other party of any representation, warranty, covenant or agreement set forth in this Agreement, which breach (A) would give rise to the failure of a condition to the Closing hereunder and (B) either (1) cannot be cured or (2) if it can be cured, has not been cured prior to the first to occur of (x) 5:00 p.m. on the date that is 20 days following receipt by the breaching party of written notice of such breach or (y) 5:00 p.m. on the date immediately preceding the Termination Date (the “Cure Period”);

(ii) if a court of competent jurisdiction or other Governmental Authority shall have issued an order, decree or ruling or taken any other action (which order, decree, or ruling or action Buyer and Seller shall use their commercially reasonable efforts to reverse), in each case permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement and the other Transaction Documents and such order, decree, ruling or other action shall have become final and nonappealable; or

(iii) if the Closing shall not have occurred on or before 5:00 p.m., New York time, on the sixty-fifth day after the date of this Agreement (or if such day is not a Business Day, the next Business Day); provided, however, that in the event that either of the conditions set forth in Section 6.1(c) or 6.1(d) has not been satisfied by such date, such date may be extended from time to time by Seller or Buyer for successive periods of 30 days to a date not beyond the date which is four months after the date of this Agreement (the sixty-fifth date after the date of this Agreement, as extended if applicable, the “Termination Date”); provided, further, however, that the right to extend the Termination Date or terminate this Agreement under this clause (iii) shall not be available to any party whose breach of this Agreement has been the cause of, or resulted in, the failure of the Closing to occur on or before such date.

(c) by Buyer, if Seller notifies Buyer of a Supplemental Disclosure Item in respect of Section 3.1(j).

Section 10.2 Effect of Termination. (a) In the event of the termination of this Agreement pursuant to Section 10.1, this Agreement shall forthwith become void and there shall be no Liability hereunder on the part of Buyer or Seller or their respective Affiliates, directors, officers, employees or stockholders, except that (i) the obligation to maintain the confidentiality of information arising under Section 4.2 and the Confidentiality Agreement, this Article X and Sections 11.3 (Severability), 11.4 (Expenses and Obligations), 11.5 (No Third-Party Rights), 11.6 (Assignment), 11.8 (Notices), 11.10 (Public Announcements and Disclosure of Terms), 11.11 (Interpretation), and 11.12 (Governing Law) shall survive such termination and (ii) no such termination shall relieve any party from Liability for a willful breach of any term or provision hereof.

(b) Notwithstanding anything in this Agreement to the contrary, in the event the conditions to Closing set forth in Sections 6.1 and 6.2 are satisfied or waived (other than those conditions which by their nature cannot be satisfied until the Closing, but which conditions at the time of termination shall be capable of being satisfied), and this Agreement is terminated by Buyer or Seller pursuant to Section 10.1, or by Seller pursuant to Section 10.1, in each case due to Buyer’s breach of its obligation to effect the Closing at such time as contemplated by Section 7.1 because of a failure to receive the proceeds from the Debt Financing or the failure to have received the proceeds of any alternative financing (a “Debt Receipt Failure”), then Buyer shall pay or cause to be paid to Seller $25,000,000 (the “Buyer Termination Fee”) in immediately available funds as promptly as reasonably practicable (and in any event within two Business Days following such termination), by wire transfer of same day funds; provided, that if the Closing does not occur primarily as a result of a persistent and material failure of Seller to comply with its obligations under Sections 5.4(g) and 5.4(h), no Buyer Termination Fee shall be payable, and Buyer shall otherwise have no liability to Seller under this provision;

(c) The right of Seller to receive payment of the Buyer Termination Fee in accordance herewith shall be the sole and exclusive remedy of Seller, its Affiliates and any of their respective stockholders against the Buyer and any of its Affiliates for any loss or damage suffered as a result of a Debt Receipt Failure; and in no event will Seller, its Affiliates or their respective stockholders seek to recover any other money damages or seek any other remedy from Buyer or its Affiliates with respect to a Debt Receipt Failure, regardless of whether such monetary damages or other remedies are based on a claim in law or equity, and all such claims are hereby waived (including without limitation any claim for indemnification under Article VIII of this Agreement or any claim for injunctive relief).

Section 10.3 Return of Information. Within five Business Days following termination of this Agreement in accordance with Section 10.1, each of Buyer and Seller shall, and shall cause its respective Affiliates and representatives to, return to the other, or destroy, all Confidential Information (as defined in the Confidentiality Agreement) furnished or made available to it and its respective Affiliates and representatives by or on behalf of the other, and all analyses, compilations, data, studies, notes, interpretations, memoranda or other documents prepared by Buyer or any of their respective Affiliates or representatives (including electronic copies thereof) that refer to, relate to, discuss or contain, or are based on, in whole or in part, any such Confidential Information. Each of Buyer and Seller shall deliver to the other a certificate signed by its Chief Executive Officer, which certificate shall provide evidence reasonably substantiating the return or destruction of the Confidential Information as required under this Section 10.3. Notwithstanding the foregoing, each of Buyer and Seller may retain copies of all communication with any Governmental Authority.

ARTICLE XI

GENERAL PROVISIONS

Section 11.1 Further Assurances. At any time and from time to time after the Closing Date, upon the request of a party hereto, the other party hereto shall execute, acknowledge and deliver, or cause to be executed, acknowledged or delivered, all such further documents, instruments or assurances, as may be necessary to carry out the intent and accomplish the purposes of this Agreement. Seller and Buyer will each, respectively, bear its own costs and expenses incurred in compliance with this Section 11.1.

Section 11.2 Entire Agreement; Amendments and Waivers. This Agreement, including all of the schedules, annexes, exhibits and certificates attached hereto or delivered pursuant to the provisions of this Agreement, together with the Confidentiality Agreement, constitutes the entire agreement among the parties pertaining to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the parties. No amendment, supplement or modification of this Agreement shall be binding unless executed in writing by all parties. No waiver of any provisions of this Agreement will be valid and binding unless it is in writing and signed by the party against whom the waiver is to be effective. No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provision hereof (whether or not similar), nor shall such waiver constitute a continuing waiver unless otherwise expressly provided.

Section 11.3 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any Applicable Law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

Section 11.4 Expenses and Obligations. Except as otherwise expressly provided in this Agreement, all costs and expenses incurred by the parties in connection with the transactions contemplated by this Agreement shall be borne solely and entirely by the party that has incurred such costs or expenses. Buyer shall bear all costs and expenses associated with Buyer’s financing and all costs and expenses associated with the aluminum hedging arrangements undertaken by the Company at the request of Buyer, including, without limitation, all costs and expenses to terminate and unwind such hedging arrangements; provided, however, that Seller shall be responsible for the costs and expenses to terminate and unwind the aluminum hedging arrangements if, and only if: (A) Buyer terminates this Agreement pursuant to (x) Section 10.1(b)(iii) and the sole reason for such termination is Seller’s failure to satisfy any of the conditions set forth in Section 6.2 by the Termination Date, (y) Section 10.1(b)(i), or (z) Section 10.1(c); or (B) Seller breaches Section 1.6 (provided that such breach is not due to the material breach by Buyer of this Agreement) or 2.3 of the Signing Agreement.

Section 11.5 No Third-Party Rights. This Agreement shall be binding upon and inure solely to the benefit of each party hereto and the successors and permitted assigns of the parties hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, other than Sections 8.2 and 8.4 hereof (which is intended to be for the benefit of the persons covered thereby and may be enforced by such persons).

Section 11.6 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties, in whole or in part (whether by operation of Law or otherwise), without the prior written consent of the other parties (which consent shall not be unreasonably withheld), and any attempt to make any such assignment without such consent shall be null and void; provided that the parties acknowledge and agree that following the Closing Date, the Buyer may assign its rights under this Agreement to its sources of Debt Financing as collateral security.

Section 11.7 Remedies. It is agreed that, prior to the Closing Date, the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically (not subject to any requirement for the securing or posting of any bond in connection therewith) the terms and provisions of this Agreement; provided, however, that in the case of a Debt Receipt Failure, Seller’s exclusive remedy is set forth in Section 11.2, and Seller shall not be entitled to seek an injunction or injunctions to enforce specifically the terms of this Agreement in the case of a Debt Financing Failure. Such injunctive relief or specific performance shall be the exclusive remedy of the parties hereto with respect to breaches of this Agreement prior to the Closing Date, other than with respect to (i) in the case of the Buyer, where it is finally determined by a court of competent jurisdiction specific performance is not available, any claim against Seller for monetary damages (including expenses and reasonable attorney’s fees) or other legal remedies in connection with Losses incurred by Buyer prior to the Closing Date, provided that the Seller’s liability for monetary damages or other legal remedies in the absence of Seller’s fraud, willful misconduct or intentional misrepresentation shall not exceed the amount of the Buyer Termination Fee, and (ii) in the case of Seller, a claim for the Buyer Termination Fee in the case of a Debt Financing Failure. Following the Closing Date, the parties shall only be entitled to an injunction or specific performance with respect to any breach or failure of the other party to perform any covenant, agreement or obligation under this Agreement.

Section 11.8 Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or by telecopy or facsimile, upon confirmation of receipt, (b) on the first Business Day following the date of dispatch if delivered by a recognized next-day courier service, or (c) on the tenth Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered as set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

(a)	If to Buyer, to:

Music City Acquisition Corporation
c/o Apollo Management VI, L.P.
9 West 57th St.
New York, New York 10019
	Attention:	Eric L. Press
	Telephone:	212-515-3243
	Telecopy:	212-515-3288

with a copy to:

Wachtell, Lipton, Rosen & Katz
51 W. 52nd St.
New York, New York 10019

	Attention:	Andrew J. Nussbaum, Esq.
	Telephone:	212-403-1000
	Telecopy:	212-403-2000

If to Seller, to:
Noranda Finance Inc.
c/o Xstrata (Schweiz) AG
Bahnhofstrasse 2
6301 Zug
Switzerland
	Attention:	Chief Legal Counsel
	Facsimile:	+41 41 726-6089

with a copy to:

Cadwalader, Wickersham & Taft LLP
One World Financial Center
New York, New York 10281
Attention:	Dennis J. Block, Esq.
Facsimile:	(212) 504-6666

or to such other place and with such other copies as either party may designate as to itself by written notice to the others. Any failure by any party to deliver copies of any notice shall not, in itself, affect the validity of such notice if otherwise properly made to the other party.

Section 11.9 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, and all of which shall constitute one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties, including delivery by facsimile, it being understood that all parties need not sign the same counterpart.

Section 11.10 Public Announcements and Disclosure of Terms. For so long as this Agreement is in effect, neither party shall make any public disclosure relating to this Agreement, without the prior written consent of the other party, which consent shall not be unreasonably withheld or delayed. Notwithstanding the foregoing and provided that the disclosing party has provided the other party with a reasonable opportunity to provide comments with respect to any such disclosure, a disclosing party may disclose the terms of this Agreement (i) to any Affiliate or its or its Affiliates’ directors, officers, employees, professional advisors, auditors or financial advisors provided that such Persons shall be required to keep the disclosed information confidential, (ii) to comply with any law or requirement of any Governmental Authority (including any relevant stock exchange), (iii) to the extent necessary to obtain any consent, approval or agreement contemplated by this Agreement, or (iv) to satisfy any requirements of the Company or its Subsidiaries under the contracts listed in Section 11.10 of the Seller Disclosure Schedule.

Section 11.11 Interpretation. When a reference is made in this Agreement to Sections, Exhibits or Schedules, such reference shall be to a Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The meanings given to terms defined herein shall be equally applicable to both the singular and plural forms of such terms. All parties will be considered drafters of this Agreement and accordingly any ambiguity shall not be construed against any particular party. All references to currency, monetary values and dollars ($) set forth herein shall mean United States (U.S.) dollars and all payments hereunder shall be made in United States dollars.

Section 11.12 Governing Law. This agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any conflicts of law provisions thereto. Any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated by this Agreement shall be brought against any of the parties in any Federal court located in the State of Delaware, or any Delaware state court, or any other court of competent jurisdiction and each of the parties hereto hereby consents to the exclusive jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and waives any objection to venue laid therein. In the event that jurisdiction in any Federal court located in the State of Delaware or any Delaware state court noted in the preceding sentence is not available, then each of the parties hereto hereby consents to the exclusive jurisdiction of the Federal court located in the Southern District of the State of New York and any New York state court located in New York County, Borough of Manhattan (and of the appropriate appellate courts therefrom). In the event that such jurisdiction is not available, each of the parties hereto hereby agree to binding arbitration in New York pursuant to the CPR Institute for Dispute Resolution. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or outside the State of Delaware. Without limiting the generality of the foregoing, each party hereto agrees that service of process upon such party at the address referred to in Section 11.8, together with written notice of such service to such party, shall be deemed effective service of process upon such party.

IN WITNESS WHEREOF, Buyer and Seller have caused this Agreement to be signed, all as of the date first written above.

SELLER:

NORANDA FINANCE INC.

By:
Name:
Title:

BUYER:

MUSIC CITY ACQUISITION CORPORATION

By:
Name:
Title:

PARENT:

XSTRATA (SCHWEIZ) A.G. solely with respect to Articles VIII, IX and XI

By:
Name:
Title:

Exhibit A

List of Expected Functional Areas of Transition Services

•	Corporate accounting

•	Tax accounting and compliance

•	Benefits administration

Exh. A-1

Exhibit B

Debt Financing Commitment Letter

Exh. B-1

Exhibit C

Equity Commitment Letter

Exh. C-1

Exhibit D

Estoppel

Exh. C-1

Exhibit E

Certain Claims

Goodison case dated 1994 relating to breach of contract.

Pearl Mattison case dated 2005 relating to personal injury.

Lavern Anderson case dated 2000 relating to industrial accident (indemnity).

Leander Watson case dated 22/03/90 relating to trespass.

Bertram Clarke case dated 9/3/2003 relating to negligence.

Lincoln Watson case.

Clara Millen case dated 5/15/2006 relating to legal fees for claimant attorney.

Wintworth Palmer case dated 10/23/2005 relating to personal injury.

Ann-Marie Love case dated 7/11/2005 relating to personal injury.

Kevin Kelly case dated 9/2006.

Braco Farms Limited.

Garfield Dennis case.

Exh. C-1